04007047

United States
Securities and Exchange Commission
Washington, D.C. 20549

Amendment No. 1 to
Form 1 – A
File Number 24-10071

Regulation A Offering Statement
Under the Securities Act of 1933

Mariposa Funding LLC
(Exact Name of issuer as specified in its charter)

Commonwealth of Virginia
(State or other jurisdiction of incorporation or organization)

7419 Tower St., Falls Church, VA 22046 (703) 876-0444
(Address Including zip code, and telephone number, including area code of issuer's principal executive office)

Brandon C. Moore
7419 Tower St., Falls Church, VA 22046 (703) 876-0444
(Name, address, including zip code, and telephone number, including area code of agent for service)

6162	**20-0193563**
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the Terms of Regulation A.

PART I – NOTIFICATION

Item 1. Significant Parties

(a) Issuer's directors

Brandon C. Moore – Manager
Business and Residential Address
7419 Tower St.
Falls Church, VA 22046
Home: 703-876-0444
Office: 202-352-6750

(b) Issuer's Officers

Same As Above

(c) Issuer's General Partners

Same As Above

(d) Record Owners of 5% or more of any class of the issuer's equity securities

Brandon C. Moore – 140,000 units of limited liability Company interests ("Units") (66.667% of outstanding Units).
Norman L. Huxman – 70,000 Units (33.333% of outstanding Units).

(e) Beneficial Owners of 5% or more of any class of the issuer's equity securities

Same As Above

(f) Promoters of the issuer

Brandon Moore and Norman L. Huxman

(g) Affiliates of the issuer

Brandon C. Moore
Norman L. Huxman

(h) Counsel to the issuer with respect to the proposed offering

Koltun & King P.C.
1146 19th Street N.W., Suite 250
Washington, D.C. 20036

(i) Each underwriter with respect to the proposed offering

None

(j) The underwriter's directors

N/A

(k) The underwriter's general partners

N/A

(l) Counsel to the underwriter

N/A

Item 2. Application of Rule 262

(a) As set forth in Rule 262, none of the persons set forth in Item 1, as of the date of this filing, are subject to the disqualification provisions of this rule.

(b) N/A

Item 3. Affiliate Sales

The proposed offering does not involve the resale of securities by affiliates of the issuer.

Item 4. Jurisdictions in Which Securities are to be Offered

(a) The securities will not be offered by underwriters, dealers or salespersons, except that Brandon C. Moore may be registered as an agent of the issuer in Virginia and in such other jurisdictions in which such registration may be required.

(b) The securities may be offered to the public in the Commonwealth of Virginia, the States of Colorado and Georgia, and in such other states as Mariposa determines. Mr. Moore may be required to be registered as an agent of the issuer in Virginia and in such other jurisdictions in which such registration may be required. The method of offering these securities for sale may include any of the following: seminars, personal relationships and networking, direct mail, newspaper and radio advertisements, referrals from other investors.

Item 5. Unregistered Securities Issued or Sold Within One Year

(a) (1) Mariposa Funding LLC ("Mariposa") issued equity securities within one year prior to the date of this filing.

(2) Mariposa issued 140,000 Units to Brandon C. Moore and 70,000 Units to Norman L. Huxman

(3) 140,000 Units were issued to the founder of the Company, Brandon C. Moore, as initial capitalization for $5,000 cash. 70,000 Units were issued to Norman L. Huxman as of December 1, 2003, for $5,000 cash, valued based upon Mariposa's deemed prospects as of such time.

(4) Brandon C. Moore is Mariposa's manager, and Mr. Moore and Norman L. Huxman are Mariposa's promoters.

(b) No Mariposa securities were sold by or for the account of any person (other than Mariposa, as set forth above), within one year prior to the date of this filing.

(c) Mariposa believes that the sales of securities described in Item 5(a) are exempt from registration under Section 4(2) of the Securities Act of 1933 as they were sales to Mariposa's promoters.

Item 6. Other Present or Proposed Offerings

Neither Mariposa nor any of its affiliates is currently offering nor contemplating offering any securities other than those covered by this Form 1-A.

Item 7. Marketing Arrangements

(a) (1) No arrangements have been made to limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution.

(2) No arrangements have been made to stabilize the market for any of the securities to be offered.

(3) No arrangement has been made to withhold commissions or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

(b) Mariposa has no knowledge of any underwriter that intends to confirm sales to any account in which it holds discretionary authority.

Item 8. Relationship with Issuer of Experts Named in Offering Statement

Koltun & King, PC has agreed to receive a portion of its legal fees upon the initial closing of the offering described in this Form 1-A.

Item 9. Use of a Solicitation of Interest Document

No Solicitation of Interest document has been utilized prior to this filing.

PART II – OFFERING

Cover Page

Mariposa Funding LLC
(Exact name of Company as set forth in Charter)

Type of Securities Offered:	7% convertible, redeemable promissory notes, maturing on June 30, 2019 ("Notes"). The Notes may be redeemed in part beginning in 2008 and are convertible into units of the Company's limited liability company interests ("Units") upon maturity at the conversion rate of one Unit per $12.50 in face value of Notes.
Maximum number of securities offered:	$5 Million in $1,000 face amount of Notes (5,000 total Notes)
Minimum number of securities offered:	$250,000 in $1,000 face amount of Notes (250 total Notes)
Price Per Security:	$1,000 for each $1,000 in face value of Note
Total Proceeds	If maximum sold: $5,000,000*
	If minimum sold $ 250,000*

Is a commissioned selling agent selling the securities in this offering?	[ ] Yes [X] No*
Is there other compensation to selling agents?	[ ] Yes [X] No*
Is there a finder's fee or similar payment to any person?	[ ] Yes [X] No*
Is there an escrow of proceeds until minimum is obtained?	[X] Yes [ ] No
Is this offering limited to members of a special group? (Such as employees of the Company or individuals)	[ ] Yes [X] No
Is transfer of the securities restricted?	[ ] Yes [X] No‡

* Mariposa Funding LLC (the "Company") may pay individually negotiated finders' fees if it deems appropriate. The total proceeds would be reduced by the amount of any finders' fees paid. The Company does not currently have agreements to pay fees to any finders, nor has it identified any persons to be finders.

‡ Investors should note that the transfer of the Notes or the Units issuable upon conversion of the Notes may be restricted under applicable federal or state securities laws. *See* "Risk Factors", page 4.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE

THEIR ENTIRE INVESTMENT. SEE QUESTION #2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO INVESTORS IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECCOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADUEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AND EXEMPTION FROM REGISTRATION; HOWEVER THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

THE USE OF FORECASTS IN THIS OFFERING IS PROHIBITED. ANY REPRESENTATIONS TO THE CONTRARY AND ANY PREDICITIONS, WRITTEN OR ORAL, AS TO THE AMOUNT OR CERTAINTY OF ANY PRESENT OR FUTURE TAX BENEFIT OR TAX CONSEQUENCE WHICH MAY FLOW FROM AN INVESTMENT IN THE COMPANY IS NOT PERMITTED.

This Company:

[X]	Has never conducted operations	[ ]	Has shown a profit in the last fiscal year
[X]	Is in the developmental stage	[ ]	Is currently conducting operations
		[ ]	Other [specify]

This offering has been registered for offer and sale in the following states:

State*	State File No.	Effective Date
Virginia		
Colorado		
Georgia		

* The Company intends to register the offer and sale in Virginia, Colorado, and Georgia.

The Company may determine to register this offering for offer and sale in additional states.

Table of Contents

The Company....4

Risk Factors....4

Business Properties....11

Offering Price Factors....24

Use of Proceeds....27

Capitalization....31

Description of Securities....31

Plan of Distribution....36

Dividends, Distributions and Redemptions....38

Officers and Key Personnel of the Company....39

Directors of the Company....40

Principal Stockholders....42

Management Relationships, Transactions, and Remuneration 43

Litigation 45

Federal Tax Aspects 45

Miscellaneous Factors 46

Financial Statements 46

Management's Discussion and Analysis of Certain Relevant Factors 46

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

THIS OFFERING CIRCULAR, TOGETHER WITH FINANCIAL STATEMENTS AND OTHER ATTACHMENTS, CONSISTS OF A TOTAL OF 89 PAGES.

(1) The Company

Exact Corporate Name: Mariposa Funding LLC
State and Date of Incorporation: Organized in the Commonwealth of Virginia, August 26, 2003
Street Address of Principal Office: 7419 Tower St. Falls Church, VA 22046
Company Telephone Number: (703) 876 – 0444
Fiscal Year: Calendar Year, ends on December 31st
Company Contact with respect to offering: Brandon C. Moore
Contact phone number: (703) 876-0444

(2) Risk Factors

List in order of importance the factors which the company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

1. Falling Real Estate Prices Could Hurt the Company's Ability to Pay its Mortgages and the Notes:

   The Company's primary business will be making investments in commercial real estate. The Company intends to make such investments using leverage, that is, by mortgaging the properties it purchases. Each property's value is based upon two different, yet often closely related, factors. These factors are the underlying value of the property and the ability for the property to generate free cash flow from operations.

   When real estate prices fall, the value of the Company's interests in each property is no longer as strong as it might previously have been. A fall in the price of real estate is often followed by a reduction in the ability for that property to generate the same level of cash flows in the form of rent as it previously had. Some factors that could contribute to falling real estate prices are: war, economic instability or recession, deflation, tax law, zoning and other legislative changes, terrorism, natural disaster and a wide range of other factors. This list is only meant to give examples of incidents that might result in a lowering of real estate prices, it is in no way meant to be an exhaustive list.

   If the investment properties do not provide sufficient cash flow, then the Company may not be able to pay the mortgages on the properties, in which event it could be forced to sell the properties at times when prices are not high or else lose the properties to foreclosure. Additionally, the Company may not be able to pay interest on the Notes.

2. Rising Mortgage Rates Could Hurt the Company's Ability to Pay its Mortgages and the Notes and Limit the Amount of Real Estate that It Could Purchase:

   The Company intends to finance its purchase of real estate investments through mortgages. Although mortgage rates are relatively low as of the date of this Offering Circular, any increase in mortgage rates could lower the return that the Company could receive from its properties. This lower return could hurt the Company's ability to pay interest or principal on the Notes, pay any Notes tendered for redemption (*see* Item 17(a)(5), page 33), or pay distributions to its equity holders.

3. The Company Faces Credit Risks on Its Investments, which Could Hurt the Company's Ability to Pay its Mortgages and the Notes:

   Each investment will have unique criteria, but a common concern of all commercial real estate investments is the credit quality of the tenants in the property. The Company will be primarily making investments in single tenant commercial properties. The tenants of these properties will be required to pay lease or rent payments on a periodic basis. These payments will service the Company's debt payments. A default on the terms of the lease could lead to the Company's inability to service its debt load, a default on any primary liens held on the property and the potential to lose ownership of the property. To counteract this possibility, the Company will attempt to hold a portfolio of properties with a diversified portfolio of tenants with staggered lease expirations. This may not always be possible.

Each property we purchase will have different variables and different levels of risk based upon the tenant of that particular property. We typically look for tenants with long term leases with several options to extend the lease. We also look for periodic rent increases throughout the term of the lease. However, we do not know if we will be able to purchase properties that satisfy these criteria, and the Company faces the risks described above if we do not purchase successfully.

4. Redemption of Notes may require the liquidation of properties or a mortgage refinancing to realize necessary capital:

   In order to pay the principal amount upon maturity of the Notes not converted into Units or previously redeemed (*see* Item 17(a)(5), page 33), the Company may be required to liquidate existing properties at unfavorable prices or obtain new mortgage financing on those properties at unfavorable terms if the Company does not have sufficient funds available. Furthermore, the Company cannot be assured that it will be able to sell its properties or obtain new mortgage financing at that time on any terms, if the properties may be illiquid or the mortgage market may not allow for refinancing under even the most restrictive and disadvantageous terms. In those events, the Company will be unable to redeem or repay the Notes.

5. The Notes Will Provide Very Limited Liquidity for Investors:

   Investors of the Notes should be fully aware that the Notes pay no principal for a period of 15 years. The first and only repayment of principal is on the date of maturity. The Notes bear interest at seven percent (7%) annually that represents an annual payment of $70 for each $1,000 of the face value of the Notes. Should an investor require liquidity prior to that time, the investor will need to locate a buyer for his or her Notes.

   The Company does not anticipate a liquid secondary market for either the Notes or Units into which the Notes may be converted at maturity. As such, an investor may have little opportunity to sell the Notes or the Units at a convenient time or at any time and thus may have to hold indefinitely this investment in the Notes or the Units.

   In addition, the resale of the Notes has only been registered, or is exempt from registration, in a limited number of jurisdictions. Therefore, holders of the Notes, and the Units issuable upon conversion of the Notes, may not be able to transfer their Notes or Units freely in many jurisdictions.

6. Investors Have Limited Rights to Convert the Note Into Units:

   The Notes are not convertible into Units until June 30, 2019, the Maturity Date. Investors will be required to notify the Company in writing by no later than March 31, 2019, if they wish to convert their Notes into Units. If the Investors do not notify the

Company by that time, and unless the Company, in its sole discretion, extends the conversion date, the conversion rights will automatically terminate, and the holders of the Notes will only have the right to receive the repayment of the principal and all accrued and unpaid interest on the Notes. In that event, they will not be able to participate with other Unit holders in the event that there is any increase in value that the Company has received from its investments over the first fifteen years or in any distributions made by the Company to its Unit holders. Of course, there can be no assurance that the Company will increase in value from its investments during that period or that the Company will make any distributions to its Unit holders.

7. Conversion Price Has Been Determined Arbitrarily:

   The Company has determined the conversion price of the Notes – each $12.50 of principal amount of Notes is converted into one Unit – arbitrarily and is not based upon any relationship to the current or future value of the Company. Accordingly, investors should be aware that the value of the Company may be less than $12.50 per Unit at the time of such conversion.

8. Use of Leverage May Cause the Company to be Unable to Pay Its Mortgages or Notes:

   The Company will be highly leveraged in two areas. First, upon completion of this offering, the Company will have a level of shareholders equity that is very low when compared with the level of debt. Second, the Company's business plan calls for adding significant levels of mortgage debt to the substantial level of debt the Company will have in relation to its equity. In effect, because of the debt received from investors of the Notes and the debt from mortgages, each property will be acquired with 100% debt and little or no equity.

   The Company anticipates the cash flow from individual properties will meet the mortgage payment on those properties, as well as provide a cash return to the Company to be used to pay interest on the Notes, Company expenses, and, thereafter, in the Manager's discretion, any distributions to Unit holders.

   Although a default on the terms of a lease by a single tenant is not expected to adversely affect the Company's ability to meet its cash needs, a concurrent default of multiple tenants may place the Company in a precarious cash flow position. In the event of multiple tenant defaults, the Company may seek additional debt to cover the short term cash flow situation, while we attempt to re-place each property in service.

   As discussed in risk factor 2 above, should the Company sustain losses from investments, as a result of tenant defaults, underlying changes in the real estate industry or other unspecified causes, these losses may negatively affect the ability of the Company to pay the interest or principal on the Notes.

9. Start-up Company Has No Proven Operating History

The Company is recently formed and has no operating history. The Company currently has almost no assets, and it will continue to have almost no assets following the closing of the offering except for the net proceeds from this offering.

The Company has no signed contracts or other indications of positive revenue. The Company will not begin operations until after this it has sold the minimum $250,000 of Notes in this offering. The Company does not expect any significant revenues or other activity to occur during the offering period that will affect the nature of this offering.

10. Inexperience of Management in Real Estate Transactions May Limit the Company's Ability to Succeed and Repay Notes

Management's core business experience is in the field of derivative arbitrage. For the past seven years, Management has focused on earning a return for investors through various forms of arbitrage using options on listed equities. Although both derivative arbitrage business and the Company's intended commercial real estate acquisition business require Management to use its analytical skills to determine potential risks of investment in a specific instrument or property – as the case may be – as well as the potential return from the investments, Management has no specific real estate investment experience. This lack of experience could cause the Company to invest in properties that do not suit its needs, avoid otherwise acceptable properties, or pay too much for properties that it purchases.

11. The Company's Failure to Sell Substantially More than the Minimum $250,000 of Notes in this Offering Could Cause It to Purchase Fewer Properties and, Thus, Lose the Perceived Safety from Diversification.

The Company does not know if it will be able to sell the maximum of $5 million of Notes in this Offering. The Company believes that the minimum capital derived from this offering (net of offering expenses) as to which it can realistically begin operations is $250,000. As soon as the Company raises that amount from this Offering, it can begin acquiring targeted properties.

The Company's failure to sell substantially more than the minimum of Notes will result in its being less diversified than Management believes is appropriate and will subject the Company to a greater risk that the Company might not be able to pay mortgages or the Notes in the event that any one tenant fails to pay its rent timely. In addition, with just $250,000, the Company's likelihood of being able to find more than one property with attractive return rates is minimal.

As more funds are raised, the Company anticipates purchasing more properties, reducing the likelihood that a single tenant's default will result in serious cash flow issues for the Company. Additionally, as more funds are raised, the fixed costs associated with this offering and ongoing operations will become a much smaller percentage of the

Company's income and thus will have a smaller drag on the Company's earning potential.

12. Management Will Receive Fees From Purchasing Properties for the Company and, Therefore, Will Have Potential Conflicts of Interest

Mr. Moore is a licensed real estate salesperson in Virginia and may acquire licenses in other states in which the Company purchases properties. Mr. Moore is associated with Marcus & Millichap, a nationwide broker of commercial real estate properties. Following analysis and review by Management, the Company intends to retain Marcus & Millichap as its exclusive buyer's representative and to pay Marcus & Millichap a commission of three percent (3%) on the properties the Company buys using the services of Marcus & Millichap. It is expected that Mr. Moore, as an associate of Marcus & Millichap, will be performing much of the work for the Company and that he will receive fifty percent (50%) of the fees received by Marcus & Millichap from the Company. Mr. Moore will not pass his portion of these fees to the Company.

13. Management May Not Devote All of Its Time to the Company's Business

Although Mr. Moore currently intends to spend significant amounts of time devoted to Mariposa Funding LLC, he may devote time to activities at Marcus & Millichap or otherwise that do not pertain to Mariposa Funding LLC. In addition, he may organize other entities that may have investment purposes similar to those of the Company.

14. Potential Adverse Tax Considerations

The conversion or redemption of a Note may subject an investor to potential federal or state tax income tax consequences upon such conversion or redemption. In addition, an investor holding Units upon conversion of a Note becomes subject to tax consequences because, among other things, the Company's income or losses are passed through to its members for federal and certain state income tax purposes. There may be additional tax consequences if the Company changes the form of its organization to a corporation or other entity prior to conversion. *See* Item 16, page 10.

Please note: The Company is not providing any advice as to the tax effects of a purchase, redemption, or conversion of a Note. An investor should consult with a tax advisor before deciding to convert or redeem his Note as well as before making any decision to invest in a Note.

15. Limited Control over the Company's Activities

As note holders, investors will have no control or input into the Company's management. The management of the Company is vested solely in the Manager, who initially is Brandon C. Moore. Members of the Company, including investors converting their Notes into Units, shall have no power as such to participate in the management of the Company except in very limited circumstances, and will have no day-to-day control or input over the Company's activities. Accordingly, investors should not invest in the Notes unless they are willing to allow Management to have such control over the Company.

16. Potential Environmental Risks Could Be Very Costly to the Company.

Purchasers of real estate are subject to potential liabilities under federal and state environmental laws and regulations, including but not limited to those regarding waste sites, storage or transportation of hazardous and toxic materials, and clean water. Under federal, state and local environmental laws, ordinances and regulations, the Company may be required to investigate and clean up the effects of releases of hazardous or toxic substances or petroleum products at its properties, regardless of the Company's knowledge or responsibility, simply because of the Company's ownership or operation of the real estate. If unidentified environmental problems arise, the Company may have to make substantial payments which could adversely affect its cash flow and its ability to make interest payments to its note holders and distributions to its Unit holders because:

- as owner the Company may have to pay for property damage and for investigation and clean-up costs incurred in connection with the contamination;
- the law typically imposes clean-up responsibility and liability regardless of whether the owner knew of or caused the contamination;
- even if more than one person may be responsible for the contamination, each person who shares legal liability under the environmental laws may be held responsible for all of the clean-up costs; and
- Governmental entities and third parties may sue the owner or operator of a contaminated site for damages and costs.

These costs could be substantial and in extreme cases could exceed the value of the contaminated property. The presence of hazardous or toxic substances, petroleum products, or the failure to properly remediate contamination may adversely affect the Company's ability to borrow against, sell or rent an affected property. In addition, applicable environmental laws create liens on contaminated sites in favor of the government for damages and costs it incurs in connection with a contamination.

Environmental laws also govern the presence, maintenance and removal of asbestos. Such laws require that owners or operators of buildings containing asbestos: properly manage and maintain the asbestos; notify and train those who may come into contact with asbestos; and notify and train those who may come into contact with asbestos; and undertake special precautions, including removal or other abatement, if asbestos would be disturbed during renovation or demolition of a building.

Such laws may impose fines and penalties on building owners or operators who fail to comply with these requirements and may allow third parties to seek recovery from owners or operators for personal injury associated with exposure to asbestos fibers.

The Company believes that environmental liabilities are difficult to assess without an environmental impact study on every property purchased, which could be very costly. Management intends to avoid conducting those studies unless required by banks and also intends to avoid purchasing properties that have known risks of environmental problems. However, there is a risk that it could be held liable for environmental problems on its properties or could be required to conduct expensive environmental studies, either of which could be prohibitively expensive to the Company.

17. No Interest Paid on Funds Held in Escrow:

The Company will place into an escrow account all funds that it receives from the sale of Notes until the earlier of it receiving proceeds for the minimum $250,000 sales or the offering is terminated. Neither the Company nor the investors will receive any interest on such funds during the time that they remain in escrow or when they are distributed to the Company (if the minimum amount is sold) or returned to the investors (if the minimum amounts are not sold).

18. Potential Dilution to Investors if They Convert Their Notes into Units:

The Company's current members paid $0.036 and $0.71 per Unit when they purchased 140,000 and 70,000 Units, respectively. If investors convert their Notes into Units, they will be deemed to have paid $12.50 per Unit – the conversion price – and will have immediate dilution to their ownership interests. *See* "Principal Stockholders", page 41.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this offering circular, potential investors should keep in mind other possible risks that could be important.

(3) Business Properties

(a) Describe in detail what business the company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

Proposed Business:

The Company has been created to purchase a portfolio of single tenant net leased commercial real estate properties in the non-credit and low credit sectors of the commercial real estate market. A non-credit tenant is a tenant that is not rated by the primary credit ratings services like Moody's or Standard & Poors.[1] Non-credit does not

[1] With single tenant net leases, the price and the returns offered are often broken out based upon the credit ratings of the specific tenant. For example, a property with a Wal-Mart as its tenant may be across the street from a property that has a regional grocery store. The two lots and buildings may be virtually identical and the leases call for the same terms, but Wal-Mart will typically have the better credit rating than the local grocery store that has only one or a few locations. In that instance, the Wal-Mart property will usually be more valuable because of Wal-Mart's better credit rating. This is because the value of the property is based

refer specifically to a poor credit rating, but that term is more in reference to the fact that the tenant is often too small to be recognized by these firms. The Company does not know what the mix of non-credit and low-credit properties will be. The Company intends to purchase the properties directly from the businesses operating on the properties or from third-party owners of the properties.

Unlike most traditional real estate, net leased property requires a relatively low level of management for owners. This kind of lease is often referred to as a Triple Net Lease. In such a lease, any rent paid to the landlord is typically operating cash flow, with few, if any, expenses born by the landlord. Each lease has slightly different terms, but it is quite common for the tenants of these leases to pay for all expenses associated with a property. They are often responsible for the structure, the roof, landscaping, the parking lot, property taxes, insurance and many other aspects of the maintenance and upkeep of the property. The major exception to this is that any and all financing costs of the landlord associated with the mortgage are the sole responsibility of the landlord. The Company does not generally intend to add any improvements to the properties that it may purchase, although, in certain instances in the future, as part of a lease negotiation or otherwise, the Company might pay some or all of the costs of certain improvements for existing or future tenants if the Company believes that doing so would be to its economic benefit.

These tenants typically are in long-term leases with multiple options for the tenant to renew, sometimes spanning several decades on a property. In return, the owner of the property generally gets a stable long term return on their investment. Net Leases can be on properties as diverse as fast food restaurants, office buildings, big box retailers, gas stations, casual dining restaurants, car dealerships, truck stops, warehouses, research & development facilities and many other types of commercial properties.

Non-credit and low-credit quality businesses can benefit by entering into a sale leaseback type of transaction, whereby they sell their properties to an investor and, at the same time, retain a long-term lease on the property. Some of these businesses may have owned their business properties for many years as part of their actual business that exists at that location or may developed the property more recently at a specific location as an expansion of their existing business. Many of these owners are fixtures of the individual communities that they do business in but are relatively unknown outside their community. One of the reasons a sale leaseback is attractive to businesses like these are that this arrangement provides working capital to the businesses to expand into other locations, to invest in other opportunities, or otherwise to monetize (cash out) their real estate, while at the same time retaining control of the property location for significant amounts of time. Another reason to enter into this transaction is to liquidate some of the holdings of an otherwise illiquid business or to begin to sell a business or to transfer it to employees. As noted above, the Company intends to purchase the properties either from the owners of the underlying businesses or from third-party owners.

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upon the cash flows it creates, and in this instance the Wal-Mart cash flows are more likely to be more predictable than those of the regional grocery store.

These smaller regional businesses do not usually qualify to be followed by the credit rating agencies. This translates into institutional investors being relatively uninterested in purchasing these properties as an investment. Consequently, the return offered to investors in these properties can be several percentage points higher than the leases for larger, more creditworthy, tenants discussed above. Some of the leases may also provide for aggressive rental increases over the term of the lease. The Company believes that, by purchasing multiple properties, it can diversify the risk amongst a pool of properties while still providing attractive yields to investors. Of course, there are substantial risks that the Company faces in achieving these goals (*see* "Risk Factors", starting on page 4), and the Company cannot guarantee that it will achieve a return as high or higher than those offered on investments in properties having a higher credit rating.

Management believes that the non-credit quality or low credit quality single tenant properties – such as the large number of fast food franchises in this country (many of which, Management believes, are candidates for this type of transaction), retail stores like drugstores, super markets, banks, and other stand alone properties are prime candidates for this kind of investment. Management believes that these properties are usually purchased by individual investors, rather than by real estate investment trusts (REITs) or institutional buyers. These properties generally require little management expertise, are geographically convenient, and, Management believes, typically are purchased by buyers not seeking to manage the properties actively. The Company believes that the market for these properties is competitive and is not dominated by one or more large investors.

Please note: The Company does not intend to purchase individual businesses, just the locations where they do business. Many of the properties we hope to purchase are properties where the occupant has been located in the same location for years and intends to continue to occupy that location for years to come.

The Company intends that the annual lease payments of these properties should provide sufficient cash flows to repay the mortgage balance, pay interest on the Notes from this offering, and provide excess cash flow to the Company. Of course, there are substantial risks that the Company faces in achieving these goals. *See* "Risk Factors", starting on page 4.

The Company intends to purchase and hold the individual properties at least until the mortgage can be retired. However, Management may sell properties earlier if it thinks that doing so would be in the Company's best interest.

Proposed Lease Details:

The Company expects that most of the properties that it will purchase will be subject to existing leases and that it will not be able to negotiate lease terms, except in unusual and rare circumstances. The Company will be forced to accept the lease currently existing on the property. The Company will only be able to negotiate for better terms by offering a lower purchase price, thus increasing the return on investment.

The Company intends to seek properties with remaining lease terms of five or more years (up to 25 or more years) in which the tenant has multiple options to renew the lease and in which the lease rate for the property increases over time. It may not always be possible to find properties with the criteria described above.

Another facet of the type of leases we seek is that rents tend to rise regularly over time. A common lease term is a 10% increase in rent every five years. Other leases may have consumer price index (CPI) adjustments or percentage of sales clauses. This means that over time, more money is paid in rent, while the minimum mortgage payments and interest payment to note holder's remains steady, which further increases the ability to aggressively prepay the mortgages.

Diversification:

To diversify the risk of individual businesses defaulting, the Company intends to diversify the risk it has to any one geographic area or type of business or franchise. Our business model calls for purchasing as many different businesses in diverse areas as possible. Different businesses with different entrepreneurs and selling different products in different states provide a lot of diversification.

It is unimportant to the Company if the seller of the property is the underlying business located at that location or if it is another investor who for whatever reason is looking to liquidate the property. Each situation is analyzed based upon the business that is the tenant, the location of the property, and the terms of the lease on that property.

The Company generally intends to invest no more than 25% of its assets in any one property. However, it reserves the right to invest a greater percent in any one property if that property appears to be especially attractive, if the Company does not sell substantially more than the minimum number of Notes in this offering, or if the Company believes that conditions otherwise warrant.

Some Numbers: The Company believes that if this offering is fully subscribed for the entire $5 million it seeks, it can purchase between 8 and 20 different commercial investment properties. Based upon rates in effect as of January 2004, and assuming that the Company pays market rate for the properties and closing expenses and that there are no defaults on lease payments, the Company will attempt to purchase properties that could generate cap rates of at least nine percent per year.

In real estate the net cash flow after expenses but before debt payments are made are referred to as a capitalization rate or cap rate for short. For example, a cap rate of 9 would mean that the property generates 9% of the price of the property in cash flow after all expenses other than financing costs. Cap rates are used to compare returns on different property types and different values. Cap rates are calculated using pre-financing numbers, because each owner may have different leverage goals, financing terms and tax consequences of interest. A cap rate is used to express the amount of cash a certain property generates after all operating expenses are accounted for. Single tenant net leased properties usually have few if any expenses to the owner, so the full amount of rent is usually the operating profit. An apartment complex, on the other hand, may have significant operating expenses like maintenance and leasing costs. To better compare an apartment complex and a single tenant property, real estate investors compare the operating profit rather than the total amount of rent collected.

When the Company combines these possible returns with the currently low interest rates available to leverage the returns, the Company believes that, if it sold $5 million in this offering, it may be able to own up to $15 million in real estate. A 9% annual cap rate on these properties would generate about $1.35 million in operating income.

From this operating income the Company would be required to pay mortgage payments. If we assume that we have a total of $10 million in mortgages at an average cost of 7% annually for an average amortization term of 25 years, then the annual debt service on the mortgages amount would be approximately $850,000. This would leave $500,000 available to pay interest to our note holders. Assuming that the maximum $5 million is raised, our interest payments would be $350,000 per year.

The remaining $150,000 could be used to pay down the mortgages outstanding and pay taxes and distributions to equity owners of the Company. *See* Depreciation, Taxation and Cash Payments to Equity owners, page 17.

Should the Company only meet its minimum amount raised of $250,000, the composition of the portfolio will be different, and the expense ratios higher. We believe that this minimum amount could purchase $800,000 in properties. Based upon the current price levels of suitable properties, this amount would purchase a single property. This would subject the Company to risk of lack of diversification. *See* "Risk Factors", starting on page 4.

In this scenario, the Company would be using maximum leverage and would seek a property with a cap rate of at least 9%. After expenses, the Company believes we would have made a down payment of approximately $200,000 and would carry a mortgage of $600,000.

A $600,000 mortgage at 6% amortized over 30 years would require annual payments of about $43,500. The interest due to note holders of the $250,000 at 7% would amount to $17,500. This would require total required debt payments of $60,000. At a 9% cap rate, this property would generate $72,000 annually. With $12,000 excess available to pay down the mortgage and for other corporate expenses.

There can be no assurances that the Company's properties will generate a 9% cap rate or that the Company would otherwise have sufficient cash flow to repay the Notes or otherwise be profitable.

Mortgage Information:

The Company does not intend to place restrictions on the number, type or amounts of mortgages placed on individual properties. Some properties may be able to sustain higher debt loads or receive better credit terms than others. The Company desires to remain flexible in this situation.

Commercial mortgages are different in many ways from traditional home mortgages. The next few paragraphs are intended to touch briefly on some of these differences, but are not meant to be an exhaustive discussion of every aspect of commercial mortgages. The most important difference that applies to us is that, unlike home mortgages, commercial mortgages typically may not be prepaid without significant penalties.

In addition, unlike home mortgages, it is also not at all uncommon for a commercial mortgage to have a maturity for short time frames, such as two to five years. One positive side effect of this kind of transaction is that the interest rates for shorter terms tend to be lower than they do for longer terms, saving the borrower significant amounts of interest expense.

A third significant difference is that many commercial mortgages are non-recourse in nature. This means that the holder of the mortgage (that is, typically the entity lending the money to the Company), generally cannot sue the Company if the Company fails to pay the mortgage (although it may be able to sue the Company to recover environmental damages imposed upon the mortgage holder or in cases of fraud). Rather, the mortgage holder would foreclose on the property, in which event the Company would lose any equity it has in the property and forfeit all future claims to the property. We anticipate most of our mortgage financing to be non-recourse in nature.

To work around the prepayment penalties inherent in many mortgages, we intend to stagger the maturities of our mortgages such that we can significantly pay down these mortgages balances. That does not mean the debt is extinguished upon maturity, just that at the end of that period the property owner must do one of three things: come up with enough cash to repay the mortgage, place a new mortgage on the property, or sell the property and use the proceeds to repay the mortgage. Of course, the Company cannot be sure that it can do any one of these three things at the maturity date of any mortgage, in which event it could potentially lose the property as described above.

As an example, we might have a mortgage due in year 2. Although we do not expect to be able to pay off the entire balance at the end of the second year, we will be able to apply our excess cash we wish to use to pay down the mortgage when we refinance that mortgage into a new mortgage. Assume we owe $500,000 for a mortgage due in year 2. At the end of year 2, the Company has $100,000 in reserves we wish to use to pay down the mortgage with. We would then proceed to look for a new mortgage in the amount of $400,000. Of course, the Company cannot be sure that it can refinance the mortgage at maturity, in which event it could lose the property as described above.

In a typical triple net mortgage, one of the expenses assumed by the tenant is proper insurance for the property. The terms of each lease may vary slightly, and, in some leases, insurance expenses may be the Company's responsibility. Additionally, in some circumstances, lenders may require additional insurance coverage to satisfy covenants of the loan. Without identifying specific properties or specific lending institutions, it is difficult to asses the Company's insurance needs. The Company intends to protect its investments with necessary insurance coverage either through the terms of a lease or through acquiring insurance independently.

Depreciation, Taxation and Cash Payments to Equity owners:

The Tax Code allows for depreciation of commercial property and allows equity investors in such properties to shelter certain amounts of income from tax consequences as a result. The standard depreciation allowance for commercial properties is equal to 1/39 of the value of the improvements to the land each year for 39 years. Land is not allowed to be depreciated. There are other depreciation schedules for different types of assets and where applicable, Mariposa Funding LLC intends to aggressively depreciate these assets.

Each individual property will have different characteristics and different ratios of land value to improvement value. The total number and value of any properties purchased will also affect the depreciation allowance that will flow through to equity owners in the Company.

For the following discussion, excess cash flow is described as: Cash available to the Company after minimum mortgage payments, business expenses, and interest payments to note holders have been paid. This sum starts out fairly modest, but as rents grow and mortgages are satisfied has the ability to grow very quickly.

It is the Company's current intention to use excess cash flows in the following order:

The Company will first compute the value of depreciation in any given year. We will then calculate expected interest and other business expenses that will be used to reduce the net taxable income. After estimating the taxable income, we will apply a then current tax rate (based upon the then current highest federal individual income tax bracket, plus an amount for state taxes) to estimate the tax liability of equity owners. The Company will then pay in cash the estimated tax payment to equity owners.

The Company will then set aside funds for redemption of the Notes for that year if any Note holders have so indicated that they wish to redeem their Notes.

Of the excess remaining funds, we will then pay down or defease sufficient mortgage debt to meet our proposed repayment cycle. Should any remaining funds exist, the Company may choose to repurchase the Company's Notes on the open market (if any

Notes are available), pay down additional principal, or pay distributions to unit holders of the property. This determination is at the sole discretion of management.

Different equity owners will have different tax situations and may pay lower rates or have significant tax shelters of their own. The Company cannot predict or analyze each individual shareholders tax situation. It is however the Company's intent to whenever possible provide cash payments at least equal to the tax liability individual owners may face as a result of the investment.

Disclosure of Potential Conflicts of Interest:

The Company has chosen as its buyer's representative broker Marcus and Millichap. The agent the Company anticipates that it will use exclusively as its buyers representative is Brandon Moore. Mr. Moore is affiliated with Marcus and Millichap as well as being the Company's sole Manager.

Marcus & Millichap will receive a brokerage commission from the sale of the properties it sells to the Company. Marcus and Millichap is not and will not be involved in this securities offering. Marcus and Millichap will not provide any guidance, advice or assistance in connection with this offering. Potential investors should not in any way rely upon the knowledge or expertise of Marcus & Millichap in deciding whether to participate in this offering. Investors should note that Brandon Moore is a licensed real estate salesperson of Marcus and Millichap and will receive commissions from the Company's real estate transactions using Marcus and Millichap. Any real estate commissions paid to Mr. Moore by Marcus and Millichap from these transactions will belong solely to Mr. Moore and not to the Company.

The Company believes that it will be able to review a high volume of potential real estate acquisitions using Marcus and Millichap, as the Company understands that it is a Marcus and Millichap policy that all listings be listed for all brokers to see. This means that a property listed in Florida by a California broker is available to be viewed by every one of Marcus & Millichap's sales people, including Mr. Moore.

Another important factor about Marcus & Millichap is that they have computer systems that provide a multitude of information about each property listed. This will allow Mr. Moore to screen quickly thousands of listings to locate several dozen that meet the investment criteria of Mariposa. Then the system allows Mr. Moore to quickly examine specific information about each property including important lease details like the terms, rent paid, and options to renew the lease, and increases in rent payments over the life of the lease. Obtaining this information is typically a time consuming chore. Marcus and Millichap technology allows this information to be compiled and analyzed quickly.
The Company carefully considered and selected Marcus and Millichap from several different national real estate firms based upon the Company's understanding of Marcus and Millichap's ability for Mariposa Funding LLC to locate and acquire a diversified portfolio of suitably priced properties in a relatively short time frame.

The Company intends to enter into an exclusive agreement with Marcus and Millichap and Brandon Moore as their Buyer's representative. This agreement will call for the Company to pay the standard real estate 3% buy side commission on any property acquired. The Company believes that Marcus and Millichap's services will be no more costly to the Company than those services that the Company could obtain from an independent third party.

The Company's Investment Policy

The Company intends to purchase properties throughout the United States. The Company currently does not target any specific region from which to select properties to acquire. The specific properties intended to be purchased are single tenant net leased properties, which may include office buildings, retail pads or shopping centers, industrial or commercial properties or special purpose buildings. The Company also reserves the right to invest in situations where multiple tenants lease the same property, like a shopping center, on a net lease basis. Should the Company be unable to locate suitable net leased transaction meeting the Company's investment criteria, it may consider alternative real estate investments, upon the approval of its members. **Investors will not be able to vote on whether to approve such alternative investments unless and until they convert their Notes into Units.** ***See*** **Item 16, page 10.**

The Company intends to use the proceeds from this offering to make down payments on the real estate it purchases. The remaining funds will be borrowed in the form of a first mortgage or similar instrument. The Company may also from time to time borrow money in a mezzanine transaction. The Company anticipates borrowing between 50% and 75% of the purchase price on any given real estate transaction.

The Company is purchasing properties primarily based upon the present and future income potential of the subject property. It will also consider potential for capital gains as a secondary consideration.

That said, the Company recognizes that the amount of funds realized from this offering may be insufficient to provide adequate diversification. The Company has not set a specific number of properties that will be acquired. Management will use its discretion to meet the standards of diversification based upon the amount of capital available, market conditions and available properties meeting our investment criteria.

Investor Suitability:

The Company has determined that it will sell Notes in this offering only to persons (individuals or entities) that meet one or both of the following requirements at the time of the investment:

1. Investors have an annual income of at least $45,000 and a net worth of $45,000, or

2. Investors have a minimum net worth (exclusive of home, home furnishings, and automobiles) of at least $150,000.

In addition, the Company will make every reasonable effort to determine that the purchase of Notes is a suitable and appropriate investment for each investor, based upon information regarding the investor's financial situation and investment objectives provided by the investor in the Subscription Agreement attached to this Offering Circular.

Investors purchasing Notes from the Company will be required to execute and return the Subscription Agreement attached to this Offering Circular in order for the Company to sell them Notes.

(b) *Describe how these products or services are to be produced or rendered and how and when the Company intends to carry out its activities.*

The Company will purchase commercial and income producing real estate using the part of the proceeds of this offering to make the down payments on the properties. The Company intends to leverage the proceeds from this offering by obtaining mortgages on the properties it purchases. It is anticipated that the rents paid on the properties purchased will be sufficient to pay all the mortgages, real estate taxes and other costs associated with the properties, the operating expenses of the Company, the interest due to the investors on the Notes purchased in this offering and to provide an additional return to the equity owners of the Company.,

Once the minimum investment from this offering has been collected, the Company will begin to look for suitable properties to purchase. The Company will make offers based upon the aggregate amount realized from this offering. A $5 million portfolio will look different from a $1 million one in the number of properties, types of property and leverage being used.

(c) *Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry.*

The Company will be acquiring commercial real estate properties which it will then lease out. The commercial real estate market covers a wide variety of properties from local gas stations to fast food restaurants to big box retailers. The Company expects to concentrate its purchases in stand alone single tenant properties, although the Company may invest in multi-tenant properties. The Company does not anticipate purchasing any residential properties.

Our goal is to make investments in properties that generate cash flows from operations with minimal or no management responsibility. These properties can vary greatly. See our response to Question (a) in this section above for more information.

Note: Because this offering circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

(d) *Describe the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market,*

Brandon Moore, the Manager, is a commercial broker with Marcus and Millichap in Washington DC. Mr. Moore will be the exclusive buyer's representative for the Company. As a result of his association with Marcus and Millichap, Mr. Moore will be exposed to a wide variety of potential properties.

As we begin to make a name for ourselves as a purchaser of this particular type of property, it is our hope that brokers outside of Marcus and Millichap will begin to present opportunities to the Company through Mr. Moore.

See also our response to Question (a) in this section above for more information.

(e) *State the backlog of orders for products or services and compare it with the backlog of a year ago.*

There is no order backlog. The Company will use the proceeds from this offering to acquire investment real estate.

(f) *State the number or the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (clerical, operations, administrative etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration dates of any such agreements. If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive agreements the Company has or will have with its employees.*

The Company presently employs a single individual, Brandon C. Moore. Mr. Moore holds the title of Manager. Mr. Moore will not draw a salary for the first year. His salary in subsequent years will rely upon the profitability of the Company.

Depending on the specific properties we purchase, it is possible that the Company, or its subsidiaries, may employ property managers, leasing agents, maintenance personnel or other employees to facilitate the day to day operations of the property.

The Company may, from time to time, hire consultants to assist in evaluation of certain transactions. These consultants may be paid on a cash basis or with an equity participation in specific deals.

The Company may at some undetermined point in the future institute a profit sharing plan or retirement plan for tax or estate planning purposes.

(g) *Describe generally the principal properties (such as real estate, plant and equipment, patents etc.) that the Company owns. Indicate any property the Company leases and the terms of such leases. Indicate any property the Company intends to acquire in the immediate future, the costs of such acquisitions and the sources of financing it expects to use in obtaining these properties.*

At this point in time, the Company has made the determination to keep overhead expenses to a minimum. The Company is housed in a spare room of the Manager's personal residence. The Company is not being charged rent and will not be charged rent before obtaining commercial space.

The Company can foresee a time in the future where through expansion it becomes necessary to have more formal accommodations. The Company will seek out suitable office space and obtain a lease at that time. Such a transaction would most likely be financed from continuing operations.

(h) *Indicate the extent to which the Company's operations depend upon patents, copyrights, trade secrets, know-how or other proprietary information and any steps taken to secure and protect this intellectual property. Also discuss research and development costs for prior and future years.*

The Company's business does not depend on any patents or copyrights. We believe our product to be unique but easily copied by those with knowledge of the commercial real estate market. At this time we have no restrictive covenants for potential employees although this may change in the future.

Depending upon the success of this offering the Company may decide to look into service marking a product name that describes our targeted transaction.

The Company has not and does not expect to spend any money on research and development.

(i) *If the Company's business, products or properties are subject to material regulation (including environmental) by federal, state or local government agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.*

The Company, or its subsidiaries or tenants, may be required to purchase certain services like trash, water and waste services from government agencies. Some investment properties may be subject to certain regulatory standards, including federal and state environmental regulations, but this is not expected to materially affect the profitability of the Company.

Some commercial property may have been contaminated by prior or current users or owners. The Company will seek to avoid such properties, although it may not always be possible to do so. The Company currently does not anticipate conducting environmental studies on properties that it may require unless required to do so by lending institutions. See "Risk Factors", starting on page 4.

(j) *State the names of any subsidiaries of the Company, their business purposes and ownership and indicate which are included in the financial statements attached hereto.*

The Company has no existing subsidiary corporations. No outside corporation has been taken into account when filing the attached financial statements.

The Company currently intends to create wholly owned subsidiaries, for liability purposes, to shelter separate properties from each other.

(k) *Summarize the material events in the development of the Company. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations.*

The Company was organized as a limited liability company in the Commonwealth of Virginia on August 26th, 2003. There are no pending or anticipated mergers, acquisitions, spin-offs or recapitalizations.

(4) (a) *If the Company was not profitable during the last year, list below in chronological order the events which in management's opinion must or should occur in order for the Company to become profitable. Indicate the expected method by which the Company will achieve these milestones.*

The Company is a start-up company that has been created within the last fiscal year. The Company has no revenues or profits. Since the amount of proceeds that may result from this offering varies greatly, the Company will begin looking for suitable properties to purchase as soon as we have raised $250,000. It is our belief that once we pass this threshold that the following timeline is reasonable.

The Company need not raise the maximum amount of funds from this offering to be profitable. In fact the Company believes that as little as $250,000 in total proceeds can still be put to use profitably.

Listed below are significant milestones that the Company needs to achieve to become profitable. The Company believes that these milestones apply regardless of the amount that it raises in this offering as long as it raises at least the $250,000 minimum amount:

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Event or milestone	How to achieve event or milestone	Timeline for completion
Locate suitable investments	Using existing real estate contacts, let brokers know of our terms and allow them to begin to search for suitable properties.	1 month
Enter into contracts and close transactions	Analyze proposals brought to attention of Company. Make offers to current owners, obtain first mortgage financing and close on properties.	2-3 months
Invest total proceeds from offering.	Depending upon the success of the offering, and the quality and quantity of deals presented the timeline to distribute the proceeds from offering into suitable investments may vary greatly.	6-18 months

(b) *State the probable consequences of delays in achieving each of these events. Particularly the effect of any delays on the Company's liquidity in view of the anticipated level of operating costs.*

A significant delay between obtaining the funds from this offering and making suitable investments may jeopardize the Company's ability to earn returns to pay interest the first year. The Company believes that the number of potential properties meeting or exceeding our investment criteria minimizes this risk greatly. We also believe that the cushion between potential earnings and required interest payments allows for the Company to make the first interest payments out of principal with little risk to the overall soundness of the note holder's position.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

Offering Price Factors

(5) *What were net after tax earnings for the last fiscal year?*

The Company was organized on August 26, 2003, and has not conducted operations to date.

(6) *If the company had profits, show the offering price as a multiple of earning. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.*

N/A

(7) (a) *What is the net tangible book value of the company? For this purpose net tangible book value means Total Tangible Assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.*

As of December 31, 2003, the Company had a net tangible book value of $9,808 ($0.047 per Unit). The net tangible book value per Unit is significantly below the conversion price of $12.50 per Unit.

(b) *State the dates on which the company sold or otherwise issued securities during the last 12 months, the amounts sold, the number of persons to whom the were sold, and relationship to the company of such persons, the price which they were sold and if not sold for cash, a concise description of the consideration.*

On the date of its organization, August 26th 2003, the Company issued to Brandon C. Moore, its founder and Manager, 140,000 Units for an investment of $5,000 in cash.

As of December 1, 2003, the Company issued 70,000 Units to Norman L. Huxman for $5,000 cash.

Messrs. Moore and Huxman have also agreed to provide the Company with a line of credit to underwrite the costs of this offering. Repayment of this line of credit will come from proceeds of this offering.

(8) (a) *What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)*

Investors, in purchasing Notes, will initially have no ownership or equity interests in the Company. Upon conversion in fifteen years, the Investors will, in the aggregate, own the following equity interests in the Company:

If Maximum $5,000,000 of Notes (5,000 Notes) Are Sold: 65.57% (400,000 Units of 610,000 total)[1]

If Minimum $250,000 of Notes (250 Notes) Are Sold: 8.70% (20,000 Units of 230,000 total)[1]

[1] These amounts assume that all of the Notes sold are converted into Units, at $12.50 per Unit and that the Company has issued prior to conversion no Units in addition to the 210,000 Units outstanding as of the date of this Offering Circular.

(b) *What post-offering value is management implicitly attributing to the entire company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)*

If Maximum Sold:	$7,625,000*
If Minimum Sold:	$2,875,000*

** These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be:* $5,000,000 *principal amount of Notes if the maximum principal amount of Notes are sold and* $250,000 *principal amount of Notes if the minimum principal amount of Notes are sold. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be:* $0.00.

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

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Use of Proceeds

9. (a) *The following table sets forth the use of proceeds from this offering*:

	Minimum Dollar Amount	$1 Million Raised	$2.5 Million Raised	Maximum Dollar Amount
Total Proceeds	$250,000	$1,000,000	$2,500,000	$5,000,000
Less: Offering Expenses:				
Legal, Accounting, and Escrow[1]	$30,000 12%	$30,000 3%	$30,000 1.2%	$30,000 0.6%
Advertising[2]	$20,000 8%	$30,000 3%	$50,000 2%	$ 95,000 1.9%
Net Proceeds from Offering and Amount Available for Investment[3, 4]	$200,000 80%	$940,000 94%	$2,420,000 96.8%	$4,875,000 97.5%
Estimated Use of Net Proceeds:				
Estimated Purchasing Expenses[5]	$10,250 4.1%	$47,000 4.7%	$121,000 4.8%	$244,000 4.9%
Estimated Commissions to Real Estate Brokers[3, 6, 8]	$15,375 6.1%	$71,000 7.1%	$182,000 7.3%	$366,000 7.3%
Estimated Property Investments[3, 7, 8]	$174,375 69.8%	$822,000 82.2%	$ 2,117,000 84.7%	$4,265,000 85.3%
Total Application of Proceeds	$200,000 80%	$940,000 94%	$2,420,000 84.7%	$4,875,000 97.5%

1 Legal, Accounting, and Escrow: Estimated cost to register the investment with appropriate regulatory authorities, legal representation, escrow agent's fees, and CPA audit of the Company's financial statements.

2 Advertising: Estimated cost to advertise the fund to prospective investors.

3 Assumes that no finder's fee has been paid. To the extent that the Company pays finders' fees on the sale of the Notes in this Offering, the amounts allocable to property investments and commissions to real estate brokers will be reduced accordingly.

4 It is the Company's intention to repay up to an aggregate of approximately $50,000 that Norman L. Huxman, one of the Company's promoters, and Brandon C. Moore, the Company's manager, has lent or intends to lend to the Company for payment of offering expenses. This loan will be repaid with up to 5% of the realized proceeds from this offering, and any unpaid balance will be paid in a similar amount annually until all principal and interest have been paid. The interest rate of this loan is 4% annually.

5 Purchasing Expenses: Out of pocket expense associated with acquiring the investment properties, securing mortgage financing on acquired properties, and closing the transactions. It may include a wide variety of payments, including (but not limited to) mortgage points, title fees, appraisals, environmental studies, closing fees, legal and accounting expenses for creating subsidiary corporations etc. For this table, we have estimated that these expenses will not exceed 2% of the total acquisition price.

6 Commissions to Real Estate Brokers: "Commissions to Real Estate Brokers" is defined as the total of all fees and commissions paid by any person to any person, including to Mr. Moore or Marcus and Millichap in connection with the selection, purchase, construction or development of any property by the Company, whether designated as real estate commission, acquisition fees, finders fees, selection fees, development fees, construction fees, non-recurring management fees, consulting fees or any other similar fees or commissions howsoever designated and howsoever treated for tax or accounting purposes. Mr. Moore, the Company's manager, may receive a maximum of $7,688 (3.1%) if the minimum dollar amount is sold and $183,000 (3.7%) if the maximum dollar amount is sold, based upon the real estate commissions paid from the sellers of the properties to Marcus and Millichap on purchases of properties. *See* Item 3(a) – Business Properties - Disclosure of Potential Conflicts of Interest, page 18. For this table we have assumed a Loan to Value of 60% of Net Proceeds. Real estate commissions are normally paid by the seller of a property rather than the buyer. However, the price of a property will generally be adjusted upward to take into account this obligation of the seller so that in effect the Company, as purchaser, will bear all or a portion of the commission in the purchase price of the property. The Company also expects to pay commissions in connection with the sale of properties which will reduce the net proceeds to the Company of any such sales.

7 Property Investments: The Company intends to use such remaining proceeds to purchase single tenant commercial properties, as described in Item 3(a) – Business Properties. The Company intends to use any money for which it cannot find suitable investments from time to time to pay down principal balances on outstanding mortgages on the properties that it owns or to pay interest on the Notes.

The Company anticipates that, until it makes its initial investment or investments in properties and generates cash flow from these investments, it will use such funds to pay the interest due on the Notes. The maximum amount of annual interest that it will be required to pay on the Notes is $17,500 if the minimum $250,000 of Notes are sold in this offering and $350,000 if the maximum $5,000,000 of Notes are sold in this offering.

8 It is not unusual for some of the costs of commissions for real estate brokers and of property investments to be rolled into the principal amount of the mortgages on the properties (in which event the person issuing the mortgage will pay the specified portion of the mortgage, and the mortgage will be increased by that amount). For this Use of Proceeds table, we have assumed that they will be cash expenses and not rolled into the mortgages. If they are indeed used to increase the loan amounts, then the commissions for real estate brokers could decrease and the amounts available for Property Investments will increase.

(b) *If no minimum amount of proceeds must be raised before the company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.*

N/A

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

(10) (a)*If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such funds, and whether funds are firm or contingent.*

In addition to the loans of up to $50,000 from Messrs. Moore and Huxman described in note 4, above, and in item (b), below, the Company anticipates obtaining a first mortgage for as much as 75% of the purchase price of the individual investment properties. The money raised in this offering will be used to make cash down payments on the properties purchased. The Company has no commitment from any lender to make such loans, but does not anticipate difficulty in finding this type of acquisition mortgage loan.

(b) *If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such debt, including interest rates. If the debt was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.*

The Company will incur short term liabilities associated with the making this offering. This amount is not expected to be more than $50,000. Mr. Moore and Mr. Huxman have both informally advised the Company that they may choose to lend the necessary funds to complete the offering. Any sums lent for this purpose will be repaid with proceeds from this offering. This offer is not binding and is made at the sole discretion of Mr. Moore and Mr. Huxman. The Company does not consider this sum to be material to the size of the proposed offering.

These loans will be repaid with up to 5% of the gross proceeds that the Company receives from this offering, and any excess will be paid in a similar amount annually until all principal and interest have been paid. The interest rate of these loans will be 4% annually.

(c) *If any material amount of proceeds will be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of such assets and other material terms of the acquisitions. If there asset are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost*

to the Company, the method followed in determining the cost, and any profit to such person.

It is not anticipated that any proceeds from this offering will be used to acquire any significant assets for the Company besides the previously discussed commercial real estate investments as part of the normal course of business. The Company may use a non-material portion of the proceeds to purchase equipment or other office supplies necessary to conduct business.

(d) *If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred or monies loaned or advanced, or otherwise explain.*

As stated in part (b) above, the Company may obtain short term loans to pay some of the costs incurred by the Company prior to the completion of this offering. If this occurs, then Mr. Moore and Mr. Huxman will be reimbursed for these expenses out of the proceeds of the offering.

(11) Indicate whether the company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term.. State whether the company is subject to any unsatisfied judgments, liens or other settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

The Company currently has minimal obligations. It is not in default of any note, loan, lease or other indebtedness, nor is it subject to any unsatisfied judgments, liens or other settlement obligations.

Following the completion of this offering, the Company will be required to repay the loans from its founders (*see* Item 10b, page 29) and the interest expenses on the Notes. The Company believes that it can repay the loans from its founders as described in Item 10(b) above and the interest expenses during the next 12 months from the net proceeds from the sale of the Notes. (*See also* "Use of Proceeds," Item 9, page 27). If the Company raises at least the minimum amount of this offering, it is management's belief that the immediate cash flow that will be generated from the properties that are purchased will be sufficient to cover the interest payments on the Notes.

(12) Indicate whether proceeds from this offering will satisfy the company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

The proceeds from this offering should satisfy the Company's cash requirements for the next 12 months. The Company intends to purchase commercial real estate with the proceeds from this offering. The Company does not anticipate the need to raise additional funds.

Capitalization

(13) *Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds there from:*

Statement of Capitalization with Proceeds from offering applied

Item	**As of 12/31/03**	**As Adjusted, Minimum**	**As Adjusted, Maximum**
Short Term Debt	$10,000	$0	$0
Long Term Debt (average rate 7.0%)	$0	$250,000	$5,000,000
Total Debt	**$10,000**	**$250,000**	**$5,000,000**
Owners Equity	$9,808	$9,808	$9,808
Additional Paid in Capital	$0	$0	$0
Retained Earnings	$0	$0	$0
Total Equity	**$9,808**	**$9,808**	**$9,808**
Total Capitalization	**$19,808**	**$259,808**	**$5,009,808**

Number of preferred shares authorized to be outstanding:	None
Number of common shares authorized:	None. The Company has authorized an unlimited number of units of limited liability interests.
Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights:	None. The Company has reserved up to 400,000 Units for conversion of the Notes into Units. *See* "Description Of Securities," Item 16, page 32.

Description of Securities

(14) *The securities being offered hereby are:*

[ ]Common Stock
- [ ] Preferred or Preference Stock
- [ ] Notes or Debentures
- [ ] Units of two or more types of securities composed of
- [X] Other: 7% convertible, redeemable promissory notes

(15) These securities have:

Yes	No	
[ ]	[X]	Cumulative voting rights
[ ]	[X]	Other special voting rights
[ ]	[X]	Preemptive rights to purchase in new issues of shares
[ ]	[X]	Preference as to dividends or interest
[ ]	[X]	Preference upon liquidation
[X]	[ ]	Other special rights or preferences (specify)

The Notes may be redeemed in part at the Noteholders' option. *See* Item 17(a)(5), page 33.

(16) Are the securities convertible? [X] Yes [ ] No

If so, state conversion price or formula.
The conversion price is $12.50 per Unit. Each $1,000 face amount of notes may be converted for 80 Units.

Date when conversion becomes effective:
Investors must notify the Company in writing **no later than** March 31, 2019, that they intend to convert their notes. The conversion becomes effective upon the later of the Company receiving such notice and the original of the Notes or June 30, 2019.

Date when conversion expires:
The right to convert the Notes expires if investors do not notify the Company in writing by March 31, 2019, unless the conversion date is extended by the Company in its sole discretion.

To convert a Note, the holder must provide to the Company, prior to March 31, 2019, with a written Notice to convert all (but not less than all) of the outstanding principal amount of the Note into Units. Upon receipt of the written Notice, together with the original of the Note, the Company will issue the Holder of the Note, upon the Note's maturity or upon receipt of the original of the Note (if after the June 30, 2019 maturity date), a certificate for Units determined by dividing the outstanding principal amount of the Note by the $12.50 conversion price. The Company will also pay all accrued but unpaid interest on the Note. **Investors should be aware of the fact that they will not be deemed to be holders of Units unless and until their Notes are converted as described above.**

If a Note holder does not timely provide the Company with his written notice to convert as described above, then he will not be entitled to convert the Note into Units. In that event, upon the maturity date of the Note, the Company will pay him the remaining accrued but unpaid interest on the Notes and, upon surrender of the original of the Note, the unpaid principal amount.

The Company is not providing any advice as to the tax impact, if any, upon the conversion of a Note and urges investors that may wish to redeem their Note to obtain their own tax advisors.

Upon conversion, the Units will be subject to the terms of the Company's Operating Agreement then in effect. **A copy of the Operating Agreement, as in effect as of January 1, 2004, is attached to this Offering Circular. Please note that the Operating Agreement may be amended from time to time before any Note holder may convert his Notes into Units.**

In addition, it is possible that, prior to conversion of the Notes, the Company's Members may change the Company's form of entity from a limited liability company to a corporation. Depending upon the nature of investors and other factors, this other form of entity could be either an "S" Corporation or a "C" Corporation for federal income tax purposes, or some other form of entity. However, any change in the form of entity would allow the investors their same ownership interest in the Company following conversion described in this Offering Circular as if the Company did not change its form of organization. Nevertheless, the investors converting their notes into such other form of entity may have different rights than are set forth in the current Operating Agreement and could fax different tax consequences than converting into a limited liability corporation.

(17)(a) If securities are notes or other types of debt securities:

(1) *What is the interest rate?*

7.0% annual rate of interest, paid annually on or before December 31st of each calendar year, with the first year's interest being pro-rated based upon the date that the Company issues the Note.

If interest rate is variable or multiple rates, describe:	N/A	
(2) What is the maturity date?	June 30, 2019	
If serial maturity dates, describe:	N/A	
(3) Is there a mandatory sinking fund?	*[ ] Yes*	*[X] No*
(4) Is there a trust indenture?	*[ ] Yes*	*[X] No*
Name, address and telephone number of Trustee:	N/A	
(5) Are the securities callable or subject to redemption?	*[X] Yes[ ] No*	
Describe, including redemption prices:		

Beginning on July 1, 2008, investors, at their sole discretion, may choose to redeem their Notes by notifying the Company in writing of their desire to do so. The Company will redeem annually no more than one percent (1%) of the principal amount of Notes sold in this offering, to the extent that it has available funds to do so.

As set forth in the chart below, the redemption price is determined by the date upon which redemption occurs. The Company may choose a convenient date for itself to redeem these securities, but no less frequently than the last business day of each calendar year. Interest will be paid on the full principal amount at the stated rate until the date the Company redeems that particular security.

The Company will redeem the Notes based upon the order it receives their written request of redemption. Should a Note holder's request for redemption be unfulfilled due to the Company already having met its redemption obligations for a specific year, then that Note holder's request will automatically be carried over to subsequent years.

The redemption feature of this note does not begin until July 1, 2008. Although the Company is obligated in a single year to redeem up to 1% of the total Notes sold in this offering, the Company, at its sole discretion, may choose to redeem more than 1% in any such year.

The Company may arrange for affiliated parties or third parties to purchase the Notes being redeemed, or the Company will redeem the Notes from cash flow. The Company, in its sole discretion, has the option to either retire these Notes or attempt to re-sell them to affiliates of the Company or to unrelated entities.

The redemption prices for the Notes are as follows:

Date Redeemed[1]	**Redemption Price**
July 1, 2008 – June 30,2009	$850
July 1, 2009 – June 30,2010	$865
July 1, 2010 – June 30,2011	$880
July 1, 2011 – June 30,2012	$895
July 1, 2012 – June 30,2013	$910
July 1, 2013 – June 30,2014	$925
July 1, 2014 – June 30,2015	$940
July 1, 2015 – June 30,2016	$955
July 1, 2016 – June 30,2017	$970
July 1, 2017 – June 30,2018	$985
July 1, 2018 – June 30,2019	$1,000

[1] This date refers to the year redeemed, which, as described above, may be different than the year in which a Note holder requests redemption.

The Company is not providing any advice as to the tax impact, if any, upon the redemption of a Note and urges investors that may wish to redeem their Note to obtain their own tax advisors.

(6) Are the securities collateralized by real or personal property? [ ] Yes [X] No

Although the proceeds will be used to purchase real estate, no Note holder will have any collateral or other property rights as to any individual real or other property that the Company may own.

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

N/A

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal?

None

How much indebtedness shares in right of payment on an equivalent (pari passu) basis?

None

How much indebtedness is junior (subordinated) to the securities?

None

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or the other debt securities.

N/A. The Company has no earnings from the last fiscal year.

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See questions #'s 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

(18) If securities are Preference or preferred stock:
Are unpaid dividends cumulative? [ ] Yes [ ] No
Are securities callable? [ ] Yes [ ] No
Explain

N/A. Securities are not Preference or Preferred Stock in nature.

(19) *If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:*

The securities offered are Notes that are convertible into Units of limited liability company interests. At this time, the Company has not entered into any mortgage agreements in connection with the purchase of real property. Such agreements may contain terms that prohibit the Company from making distributions to its members.

The Company's Operating Agreement, to which the holders of Notes will be subject if and when they convert the Notes into Units (*see* Item 16 – Description of Securities, page 32), provides that the Company cannot make distributions to its members without first paying (or setting a reserve for paying) the following, in this order:

(a) the operating needs of its individual properties;
(b) all principal and interest payments on any indebtedness owed by the Company (including but not limited to mortgages and other liens on real property and on the Notes) and all other sums paid to lenders;
(c) if there are any funds available for distribution thereafter, the Company intends to make distributions to its members, pro-rata based upon the number of Units held, in order to approximate their current tax liabilities from the Company's net income, at a rate equal the highest federal income tax rate for individuals at the end of each year plus an assumed state rate of 5%;
(d) Redemption of Notes; and
(e) If there are any funds available for distribution thereafter, the Company intends to retain a sufficient reserve for operations and debt payment.

If excess funds remain thereafter, the Company may pay additional distributions to members, pro-rata based upon the number of Units held.

Please understand that investors will not receive any distributions unless and until they convert their Notes into Units, as described in Item 16.

A copy of the Operating Agreement, as in effect as of January 1, 2004, is attached to this Offering Circular. Please note that the Operating Agreement may be amended from time to time before any Note holder may convert his Notes into Units.

(20) *Current amount of assets available for payment of dividends (if deficit must first be made up, show deficit in parenthesis):* \$0

Plan of Distribution

(21) *The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:*

The Company will not use any selling agents that will receive a commission or other compensation. Although Brandon C. Moore, the Company's manager, may be required to register as an agent of the issuer in one or more states in which the Company is offering the Notes, the Company will not pay him a commission or other compensation for such activities. The Company may use finders in connection with the sale of Units, but it has no current intention to do so and has not been contacted by any person for such purpose. *See* response to Item 22, below.

(22) Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

The Company is not offering any compensation to selling agents. The Company may offer finders fees for introducing the Company to persons that purchase Notes, although the Company is not currently soliciting any such finders nor determined the amount of compensation that it would pay to any such finders. The Company has no current intention to indemnify the selling agents or finders against liabilities under the securities laws.

(23) Describe any material relationship between any of the selling agents or finders and the Company or its management.

The Company has no material relationship with any selling agent or finders, although Brandon C. Moore, the Company's manager, may be required to register as an agent of the issuer in one or more states in which the Company is offering the Notes.

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendations by the selling agents or finders to buy the securities.

(24) If this offering is not being made through selling agents, the names of persons at the Company through whom this offering is being made:

Name:	Brandon Moore
Address:	7419 Tower St.
	Falls Church, VA 22046
Telephone No.:	202-352-6750 or 703-876-0444

As mentioned above, Brandon C. Moore, the Company's manager, may be required to register as an agent of the issuer in one or more states in which the Company is offering the Notes. Mr. Moore will not receive commissions or other compensation for his sale of Notes in this offering.

(25) *If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:*

The offering is open to any member of the general public in jurisdictions in which the offering is registered or is exempt from registration and is not restricted to members of a specific group.

Will the certificates bear a legend notifying holders of such restrictions?
[ ] Yes [X] No

(26)(a) *Name, address and telephone number of independent bank or savings and loans association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:*

[To be determined]

(b) *Date at which funds will be returned by escrow agent if minimum proceeds are not raised:*
180 days from the date of this Offering Circular.

Will interest on proceeds during escrow period be paid to investors?
[ ] Yes[X] No

(27) *Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:*

The Company's operating agreement provides that a member seeking to sell his Units must, prior to selling to a third party, offer the other members the right of first refusal to purchase the would be selling member's Units at the price offered by a third party for the Units. This provision does not apply to sales to family members and other specified exempt transactions. These restrictions terminate as of June 30, 2019, unless the Members vote to extend these provisions or otherwise vote to terminate them.

Note: **Equity and Debt investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.**

Dividends, Distributions and Redemptions

(28) *If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:*

The Company has paid no dividends, made no distributions upon its Units, or redeemed any securities in the past 5 years.

Officers and Key Personnel of the Company

(29,30,31,32) Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Other Key Personnel:

Name: Brandon C. Moore — Age: 32
Title: Manager and Member — Phone: 202-352-6750
Address: 7419 Tower St, Falls Church VA 22046

As Manager, Mr. Moore is the Company's sole executive and the only person responsible for the Company's operations and finances. He therefore can be deemed to be the Company's Chief Executive Officer, Chief Operating Officer, and Chief Financial Officer. The Company does not have any other key personnel.

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

January 1998 – November 1999 – Stafford Trading – Options Market Maker
December 1999 – July 2000 – Vtrader – Options Trader
January 2001 – August 2001 - Schonfeld Securities - Proprietary Trader (Trades for the account of an institution rather than for personal accounts).

The above listed positions were all securities trading positions. Mr. Moore was tasked with trading a variety of equity and derivative securities products for private accounts.

August 2001 – January 2002 – Morgan Stanley – Investment Advisor
February 2002- October 2002 – Investor's Capital – Investment Advisor
October 2002 – January 2003 – Peregrine Securities – Investment Advisor
January 2003 – October 2003 – Centurion Securities - Investment Advisor

The above positions are investment advisory positions of derivative arbitrage and trading for a small group of high net worth investors. Mr. Moore frequently changed firms to try to achieve the best cost and execution structure for the strategies that he employed at the time of change.

November 2003 – Present – Marcus and Millichap – Commercial Real Estate Sales
Mr. Moore accepted a position as a salesperson with Marcus and Millichap's Washington DC office that began on November 1, 2003. He also received a real estate salespersons license from the State of Virginia in November 2003.

Education: Mr. Moore received a Bachelor of Sciences Degree in Business and Finance from Texas Tech University in Lubbock, TX in June 1995.

Also a Director of the Company? [ ] Yes [ ] No

N/A – Mr. Moore is the sole Manager of the Company

Indicate amount of time to be spent on Company matters if less than full time:
Mr. Moore intends to spend nearly all of his time working on behalf of the Company. Mr. Moore is affiliated with Marcus and Millichap, a commercial real estate brokerage firm, with whom he may spend some of his business hours working on non-Company related business. It is the Company's understanding that this offering and the Company as a whole are Mr. Moore's primary focus at this time and are anticipated to remain so in the near future. However, Mr. Moore may, in the future, organize and operate other entities that may have investment purposes similar to those of the Company.

Directors of the Company

(33) *Number of Managers:* 1
If directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

Mr. Moore is the sole manager pursuant to the terms of the Company's Operating Agreement. As sole manager, he alone has the full, complete and exclusive authority, power and discretion to manage and control the Company's business, property and affairs, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's business, property and affairs.

(34) *Information concerning outside or other Directors (i.e., those not described above)*

None

(35)(a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company? [ ] Yes [X] No *Explain*

(b) *If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information:.*

Mr. Moore has never worked for or managed a company in the same business or industry as the Company or in a related business or industry.

(c) *If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or developmental stage and describe the circumstances including relevant dates.*

Mr. Moore has previously founded two start-up companies. He co-founded American Flood Research in 1992 with two other persons. He held the title of Vice President of Operations. This position required Mr. Moore to help build, train and manage a flood zone research team of more than 30 individuals. Mr. Moore resigned his office and sold his interest in the Company in 1994.

Mr. Moore also founded Mariposa Trading in 2000, where he held the title of President. Mariposa Trading managed sophisticated derivative investments for a small group of investment clients. It is not related to Mariposa Funding LLC (the Company) and is in the process of ceasing operations. Mr. Moore will hold the position of President until all operations have ended. It is anticipated that this will occur early in the first quarter of 2004.

(d) *If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.*

The Company has no key personnel who are consultants or outside contractors.

(e) *If the Company has key man life insurance policies on any of its Officers, Directors, or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.*

The Company has not taken out life insurance on any personnel and at this time does not anticipate taking such action in the immediate future.

(36) *If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.*

No current Company personnel have had any associations that fall within the foregoing.

Note: After reviewing the information concerning the background of the Company's officers, directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

Principal Stockholders

(37) *Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for consideration other than cash and the nature of any such consideration:*

The Company's equity is owned by Brandon C. Moore and Norman L. Huxman. Their ownership percentages prior to and immediately after the proposed offering are set forth in the following table (assuming conversion of all notes sold):

Units of Interest in Limited Liability Company - Unit Owner	Average Price Per Unit	Number of Units Now Held	Percentage Ownership Prior to the Offering	Number of Units Held After Offering if all Notes Sold	Percentage Ownership Assuming Minimum Amount is Sold[1]	Percentage Ownership Assuming Maximum Amount is Sold[1]
Brandon C. Moore 7419 Tower St. Falls Church, VA 22046 Home: 703-876-0444 Office: 202-352-6750	$0.036	140,000	66.67%	140,000	60.87%	22.95%
Norman L. Huxman 16499 W. 67th Circle Arvada, CO 80007 Home: 303-432-2438	$0.71	70,000	33.33%	70,000	30.43%	11.48%

1 Assumes that all Notes sold in the offering are converted.

Principal Occupation:

Mr. Moore's principal occupation is the Company's Manager. Mr. Huxman is retired from his insurance business and is currently the manager of a Gospel quartet.

(38) *Number and percentage of shares owned by Officers and Directors as a group:*

Before offering: 140,000 Units (100% of total Units outstanding)

After offering:

(a) Assuming minimum securities sold:	140,000 Units (59.57% of total Units outstanding)[1]
(b) Assuming maximum securities sold:	140,000 Units (19.72% of total Units outstanding)[1]

[1] Assumes that the principal of all Notes sold in the offering are converted into Units.

Management Relationships, Transactions, and Remuneration

(39)(a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

None of the Company's officers, managers, or key personnel is related by marriage or blood.

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any of such persons) within the last two years, or proposes to do so in the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

The Company intends to use as its real estate broker Marcus and Millichap in both buying and selling transactions. The Company's Manager, Brandon Moore is a licensed real estate salesperson of Marcus and Millichap and will receive commissions from the Company's real estate transactions using Marcus and Millichap. Any real estate commissions paid to Mr. Moore by Marcus and Millichap from these transactions will belong solely to Mr. Moore and not to the Company. The Company also intends to enter into a Buyer's representative agreement with Marcus and Millichap as its sole representative for purchasing real estate. However, Mr. Moore is an associate at Marcus and Millichap and does not control that entity.

Marcus and Millichap is not involved in the offer or sale of Units in this offering. Mr. Moore is currently licensed as a real estate salesperson in the Commonwealth of Virginia and may subsequently become licensed, if required, in other states in which the Company may purchase real estate

Messrs. Moore and Huxman may lend the Company funds for use in connection with this offering. *See* Item 9(a), Use of Proceeds, note 4, page 27. There have been no other significant loans between the Company and its current members.

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

The Company has had no loans or other obligations guaranteed or co-signed by any such person.

(40)(a) *List all remuneration by the Company to Officers, Directors, and key personnel for the last fiscal year:*

The Company is newly formed and has not paid any salary or other remuneration to any person.

(b) *If remuneration is expected to change or has been unpaid in prior years, explain:*

Mr. Moore has elected to work for the Company for no salary until December 31, 2005. Thereafter, Mr. Moore may receive a salary approved by the Company's members other than Mr. Moore, but Note holders have no right to approve this salary. This salary could be based upon the profitability of the Company at that time or the amount of property under management. This does not preclude Mr. Moore or any other equity owner or key personnel from receiving distributions of profits from the Company as an equity owner - member.

As disclosed previously in this offering document, Mr. Moore will receive compensation from Marcus & Millichap in regards to the 3% Buyers representation agreement the Company has entered into with that firm.

(c) *If any employment agreements exist or are contemplated, describe:*
At this time, no person is under any employment agreement with the Company. Mr. Moore is expected to remain as Manager of the Company for the foreseeable future. He may enter into an employment agreement with the Company in the future.

(41)(a) *Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights:*

0 Units
(0% *of total Units to be outstanding after the completion of the offering if all securities sold, assuming exercise of option and conversion of convertible securities).*

Indicate which have been approved by shareholders. State the expiration dates, exercise prices, and other basic terms for these securities.

N/A

(b) *Number of common shares subject to issuance existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options, or warrants:*

0 units

(c) *Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.*

The Company's members have the right to approve the issuance or sale of such number of Units in any twelve (12) month period that exceeds ten percent (10%) of the number of Units outstanding as of the beginning of such twelve month period. The Units offered in this Offering Circular have been authorized and will not be subject to this requirement upon conversion.

(42) *If the business is highly dependent on the services of certain key personnel describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination.*

The success of the Company is highly dependent upon the services of Brandon C. Moore, its Manager. As the largest expected equity holder after conversion, the Company expects Mr. Moore to be incentivized to continue his association with Mariposa Funding LLC.

He may enter into an employment agreement with the Company in the future. *See* Item 40(b), page 44.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

Litigation

(43) *Describe any past, pending, or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or actions involving the Company's Officers, Directors, or other key personnel. State the names of the principal parties, the nature and current status of matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceeding or litigation and the potential impact on the Company's business, financial conditions, or operations.*

There is no such past, pending, or threatened litigation.

Federal Tax Aspects

(44) *If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor..*

Name of Tax Advisor:	Aronson & Company
Address:	700 King Farm Blvd. Rockville, MD 20850
Telephone No.	301-231-6200

The Company does not believe that any investor in the debt securities being offered will realize any positive or negative tax consequences of ownership other than those normally associated with income from debt securities.

Upon conversion to equity, this situation may change. Equity owners of LLC's may receive larger or smaller cash dividends than the amount of income that must be reported for tax purposes. The Company strongly suggests speaking to your tax preparer before choosing to convert to an equity ownership position in the Company.

Note: **Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits, if any, would be available and advantageous to that particular investor.**

Miscellaneous Factors

(45) Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary any other information in this Offering Circular not misleading or incomplete.

None

Financial Statements

(46) Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

The Company's audited financial statements as of December 31, 2003, are attached.

Management's Discussion and Analysis of Certain Relevant Factors

(47) If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

The Company shows neither a profit nor a loss from operations. It is a new entity with no operating history.

(48) Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

The Company has no trends or operating history to analyze. Management does not presently see any obvious industry or economic trends that will materially affect the Company. However, as described above, the Company intends to finance its purchase of real estate investments through mortgages. Although mortgage rates are relatively low as of the date of this Offering Circular, any increase in mortgage rates could lower the return that the Company could receive from its properties. This lower return could hurt the Company's ability to pay the Notes or pay distributions to its equity holders.

Based upon preliminary conversations with several different lending sources, the Company does not feel that obtaining mortgages on properties will be a difficult task. The Company believes that amount of down payment that it intends to make to purchase properties will be within the comfort zone of most lenders for this type of property. Should mortgage financing become difficult or impossible to secure, then the Company believes that it will be able to purchase properties for all cash. This will lower the number of properties that it can require, as well as diversification and total returns achieved by mortgage financing, as well as reducing the value of the conversion option for Note holders. The Company feels the above scenario is not likely.

At this time, the Company is unaware of any investors who intend to purchase a substantial portion of the Notes in this offering. The Company recognizes the possibility of only receiving minimal proceeds from this offering. Should the Company not raise at least the minimum $250,000 offering amount, then the proceeds will be returned to investors. The Company believes that breaking escrow will enable it to acquire at least one property and conduct business as discussed in the business properties section of this Offering Circular.

(49) *If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year:*

N/A.

What is the anticipated gross margin for the next year of operations?

The Company is in the business of making investments in commercial real estate. Since no property is currently owned and no specific property has been identified to be purchased, it is difficult to speculate what margins might be realized.

If this is expected to change, explain.

See above.

Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

The Company does not believe that such figures are available.

(50) *Foreign sales as a percent of total sales for last fiscal year:*

N/A

Domestic government sales as a percent of total domestic sales for last fiscal year:

N/A

Explain the nature of these sales, including any anticipated changes:

The Company is recently organized and has no sales. The Company does not anticipate any earnings from overseas sales or from sales to governmental entities. It would not be unusual for space in a property the Company acquires to be leased to a local, state or national government, although it would be difficult to anticipate or predict at what level this may or may not occur before identifying a property.

Attachments

- Audited financial statements for the period ended December 31, 2003
- Operating Agreement of Company, as in effect as of January 1, 2004
- Form of 7% convertible, redeemable promissory note
- Subscription Agreement

[*remainder of page intentionally blank*]

Mariposa Funding LLC

Table of Contents

	Page
Independent Auditor's Report	
Audited Financial Statements	
Balance Sheet	1
Statement of Operations	2
Statement of Members' Capital	3
Statement of Cash Flows	4
Notes to Financial Statements	5 - 6

Aronson & Company
www.aronsoncompany.com

700 King Farm Boulevard, Suite 300
Rockville, Maryland 20850
Phone 301.231.6200
Fax 301.231.7630

Independent Auditor's Report

The Members
MARIPOSA FUNDING LLC
Falls Church, Virginia

We have audited the accompanying Balance Sheet of **Mariposa Funding LLC** as of December 31, 2003, and the related Statements of Operations, Members' Capital and Cash Flows for the period August 26, 2003 (inception) to December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Mariposa Funding LLC** as of December 31, 2003, and the results of its operations and its cash flows for the period August 26, 2003 (inception) to December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Aronson + Company

Rockville, Maryland
January 5, 2004

Mariposa Funding LLC

Balance Sheet

December 31, 2003

Assets		
Cash	$	9,428
Due from member		430
Deferred financing costs		15,000
Total assets	$	24,858

Liabilities and Members' Capital		
Accrued expenses	$	5,000
Accrued interest		50
Note payable - member		10,000
Total liabilities		15,050
Members' capital		9,808
Total liabilities and members' capital	$	24,858

The accompanying Notes to Financial Statements are an integral part of these financial statements.

Mariposa Funding LLC

Statement of Operations

For the Period August 26, 2003 (inception) to December 31, 2003		
Operating expenses		
Administrative	$	142
Total operating expenses		142
Other expenses		
Interest expense		50
Total other expenses		50
Net loss	$	(192)

The accompanying Notes to Financial Statements are an integral part of these financial statements.

Mariposa Funding LLC

Statement of Members' Capital

For the Period August 26, 2003 (inception) to December 31, 2003

Member cash contributions	$	10,000
Net loss		(192)
Members' capital, December 31, 2003	$	9,808

The accompanying Notes to Financial Statements are an integral part of these financial statements.

Mariposa Funding LLC

Statement of Cash Flows

Period August 26, 2003 (inception) to December 31, 2003		
Cash flows from operating activities		
Net loss	$	(192)
Adjustments to reconcile net loss to net cash provided by operating activities		
Increase in accrued expenses		5,000
Increase in accrued interest		50
Net cash provided by operating activities		4,858
Cash flows from investing activities		
Advance to member		(430)
Financing fees		(15,000)
Net cash used by investing activities		(15,430)
Cash flows from financing activities		
Proceeds from note payable - member		10,000
Member Contributions		10,000
Net cash provided by financing activities		20,000
Net increase in cash		9,428
Cash, August 26, 2003		-
Cash, December 31, 2003	$	9,428

The accompanying Notes to Financial Statements are an integral part of these financial statements.

1. Organization and significant accounting policies

Organization: Mariposa Funding LLC (the Company) was formed on August 26, 2003, under the laws of the Commonwealth of Virginia to acquire, own, lease and sell commercial real estate in accordance with the operating agreement. The duration of the Company is perpetual, however, the agreement grants the members the authority to liquidate the Company. The Company intends to file a form 1-A with the Securities and Exchange Commission and issue $5,000,000 of convertible notes payable. The notes will pay interest at 7%, mature in 15 years, and can be convertible into ownership units of the Company.

Under terms of the Company's operating agreement, profits will be allocated pro rata among the members in accordance with their ownership percentages. Distributions from cash receipts will be allocated pro rata among the members after payment of operating expenditures, payment of principal and interest on any indebtedness owed by the Company, and the establishment of required reserves.

Revenue recognition: The Company expects to account for leases as operating leases and recognize revenue on a straight-line basis over the terms of the respective leases.

Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Deferred financing costs: The Company incurred $15,000 in fees in connection with the anticipated placement of debt. These fees have been deferred and will be amortized using the interest method over the term of the debt obtained, or written off if the effort is not successful.

Income taxes: For Federal and state income tax purposes, the Members report their respective shares of Company income on their separate income tax returns. Accordingly, there is no provision for income taxes in the accompanying financial statements.

1. Organization and significant accounting policies (continued)

Asset Impairment: On a periodic basis, management will assess whether there are any indicators that the value of real estate properties owned may be impaired. A property's value is impaired only if management's estimate of the aggregate future cash flows to be generated by the property are less than the carrying value of the property. Cash flow factors considered are expected future operating lease income, trends, as well as the effects of demand, competition and other factors. To the extent impairment has occurred, the loss will be measured as the excess of the carrying amount of the property over the fair value of the property.

2. Fair value of financial instruments

At December 31, 2003, the fair values of cash, note payable and accrued expenses approximated their carrying values due to the short-term nature of these instruments.

3. Due from member

The Company paid expenses of the managing member totaling $430 during the period August 26, 2003 to December 31, 2003. As of December 31, 2003, the amount due from member was $430. The balance was repaid in January 2004.

4. Note Payable - Member

A member of the Company advanced $10,000 to provide initial temporary funding of the Company in exchange for a note payable that bears interest at 4%, and is due the earlier of June 30, 2004, if the Company closes on no less than $250,000 in principal amount of convertible redeemable promissory notes, or December 31, 2004. Interest on the note for the period August 26, 2003 to December 31, 2003 was $50, all of which was accrued as of December 31, 2003.

Mariposa Funding LLC

OPERATING AGREEMENT

THIS OPERATING AGREEMENT (the ***"Agreement"***) made effective as of the 1st day of January 2004, by and among the undersigned parties.

1. **Formation**.

The parties to this Agreement, desiring to operate a limited liability company (the ***"Company"***) pursuant to the provisions of the Limited Liability Company Act of the Commonwealth of Virginia, (the ***"Act"***), have agreed to enter into this Agreement to regulate the affairs of the Company, the conduct of its business and the relations of its Members (as defined in Section 6 hereof). The Members have agreed that this Agreement shall serve as an **"Operating Agreement"** within the meaning of Section 13.1-1023 of the Act.

2. **Name**.

The Company name is **Mariposa Funding LLC.**

3. **Business**.

The Company is authorized to engage in and conduct all and every kind of lawful business, including, but not limited to, the purchase and sale of commercial real estate. The Company shall be authorized to own assets and interests therein directly or indirectly through the ownership of interests and/or the management of other entities. The Company shall also be authorized to borrow money and obtain mortgages or deeds of trust on such real estate and to guarantee any indebtedness. The Company also shall have the powers now or hereafter conferred upon limited liability companies by the laws of the Commonwealth of Virginia formed under the Act or any statute amendatory thereof or supplemental thereto or in substitution thereof.

4. **Principal Office, Registered Office & Registered Agent**.

The location of the Registered and Principal Office of the Company is 7419 Tower Street, Falls Church, Virginia 22046, or such other location as the Manager may, from time to time, designate.

5. **Duration**.

The Company shall have perpetual existence, unless earlier terminated in accordance with the provisions of this Agreement.

6. **Members and Membership Interests.**

A. **Members: Membership Interests.**

1. The Company shall be authorized to issue an unlimited number of Membership interests (the ***Units"***). The Company may not issue fractional Units.

2. The holders of the Units (collectively the ***"Members"***) are as stated on Exhibit A attached hereto and by this reference made a part hereof. Exhibit A may be amended from time to time by the Manager to evidence changes of address and the admission or withdrawal of Members. The Members' percentage ownership of the Company (***"Membership Interests"*** or ***"Interests"***) are as stated in said Exhibit A.

B. **Liability of Members.** No Member shall be liable as such for the liabilities of the Company. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under this Agreement or the Act shall not be grounds for imposing personal liability on the Members for liabilities of the Company.

C. **No Management Rights.** The management of the Company is vested solely in the Manager. Members shall have no power as such to participate in the management of the Company except as expressly authorized by this Agreement and expressly required by the Act. No Member, acting solely in the capacity of a Member, is an agent of the Company, nor does any Member, unless expressly and duly authorized in writing to do so by a Manager, have any power or authority to bind or act on behalf of the Company in any way, to pledge its credit, to execute any instrument on its behalf or to render it liable for any purpose.

D. **Indemnification.** The Company shall indemnify the Members for all costs, losses, liabilities and damages paid or accrued by such Member in connection with the business of the Company to the fullest extent provided or allowed by law. The Company may purchase and maintain insurance against any liability asserted against and incurred by a Member.

E. **Remuneration to Members.** Beyond what is specifically provided in Section 7.F, 7.I and 7.J (as each may be amended from time to time) of this Agreement, no Member is entitled to further remuneration as such for acting in the Company's business.

F. **Voting Rights.** Members shall vote as a single class. Each Member shall have the same number of votes as the number of Units owned by such Member. Members shall have no voting, approval or consent rights, except as follows:

1. **Members Approval.** The following matters shall require the approval of the Members holding not less than a majority of the Units (except as set forth in Section 7.F):

(a) A decision to continue the business of the Company after the occurrence of a dissolution event;

(b) A decision to continue the provisions of Section 15 hereof;

(c) Except as otherwise provided in this Agreement, the issuance or sale of such number of Units in any twelve (12) month period that exceeds ten percent (10%) of the number of Units outstanding as of the beginning of such twelve month period;

(d) Making a significant change in the form of the Company's real estate investments from the form described by the Company in any offering to sell a material amount of Units to the public;

(e) Merger of the Company with or to another entity;

(f) Sale or transfer of all or substantially all of the assets of the Company other than to an entity wholly owned and controlled by the Company;

(g) Change in the form of entity; and

(h) Dissolution or liquidation of the Company.

2. **Approval Standard**. All approvals or consents of the Member may be given or withheld, conditioned or delayed as the Members may determine in their sole discretion.

G. **Member Meetings**.

1. An annual meeting of the Members shall be held during each calendar year at such location as the Manager may determine. At such annual meeting, the Members shall consider any amendments proposed to this Agreement and the approval of any other matters affecting the business of the Company that may be raised by any Member. In addition, the Manager of the Company may call special meetings of the Members for any purpose stated in the notice of the Meeting.

2. Notice, stating the place, date and time of any meeting of the Members (annual, or special) and the purpose or purposes for which the meeting is called, shall be given to each Member by the Manager calling the meeting at least thirty (30) days before the date of the meeting. Only matters referenced in the notice for a special meeting may be voted on at such meeting unless each Member present at such meeting waives such requirement. A Member may waive notice of the date, time, place and purpose or purposes of a meeting of Members. A waiver may be made before, at or after the meeting, in writing. Attendance by a Member at a meeting shall constitute a waiver of notice of that meeting.

3. At any meeting of the Members, the holders of a majority in Units entitled to vote at the meeting, present in person or by proxy, shall constitute a quorum for all purposes, unless or except to the extent that the presence of a larger number may be required by law. If a quorum shall fail to attend any meeting, the chairman of the meeting or the holders of a majority

of the Units entitled to vote who are present, in person or by proxy, may adjourn the meeting to another place, date, or time. If a quorum is present when a properly called meeting is convened, the Members present may continue to transact business until adjournment, even though the departure of Members originally present leaves less than the proportion otherwise required for a quorum.

4. The Members will select a chairperson for each meeting.

5. Any meeting may be adjourned from time to time to another date and time and to another place. If at the time of adjournment the persons chairing the meeting announce the date, time and place at which the meeting will be reconvened, it is not necessary to give further notice of the reconvening.

6. A Member may cast or authorize the casting of a vote by filing a written appointment of a proxy with either of the Manager of the Company at or before the meeting at which the appointment by telegram, cablegram or other means of electronic transmission stating, or submitted with information sufficient to determine, that the Members authorized the transmission. Any copy, facsimile, telecommunication or other reproduction of the original of either the writing or the transmission may be used in lieu of the original, if it is a complete and legible reproduction of the entire original.

7. Any action permitted to be taken at a meeting in accordance with Subsection 6.G.3. above may be taken without a meeting by written action. When written action is taken by less than all Members, the Company will immediately notify all Members of the action's text and effective date. Failure to provide the Notice does not invalidate the written action.

8. The Members may participate in any meeting of the Members by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other. Participation in a meeting pursuant to this Subsection 6.G.8. shall constitute presence in person at such meeting.

7. **Management**.

A. **Management of the Company**.

1. **Exclusive Management by Manager**. The Manager hereinafter designated shall have the exclusive right and power to manage the Company's business, property and affairs. The Manager shall have full, complete and exclusive authority, power and discretion to manage and control the business, property and affairs of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's business, property and affairs.

2. **Agency Authority of Manager**. The Manager, acting alone, is authorized to endorse checks, drafts and other evidences of indebtedness made payable to the order of the Company, but only for the purpose of deposit in the Company's accounts, to buy and sell assets (including but not limited to commercial real estate), and to execute instruments placing mort-

gages or deeds of trust on such assets. In general, the Manager, acting alone, shall have the authority to conduct the day-to-day affairs and operations of the Company.

B. **Appointment of Manager**.

1. **Number, Term and Qualifications**. The Company shall be managed by one (1) Manager, who shall have sole authority with respect to the business, property and affairs of the Company; to be exercised in accordance with the provisions of Subsection 7.A above. The Manager shall have such titles as he may determine. The initial Manager of the Company shall be Brandon C. Moore. Any future Manager need not be a Member of the Company.

2. **Resignation**. A Manager may resign at any time by giving written notice to the Members. The resignation of a Manager shall take effect upon receipt of notice to such effect or at such later date as shall be specified in the notice. Unless otherwise specified in the notice, acceptance of the resignation shall not be necessary to make it effective. The resignation of a Manager who is also a Member shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of the Member.

3. **Removal**. A Manager and his or her substitute or successor may be removed at any time for "Cause." Any removal shall not affect the Manager's rights as a Member or constitute a withdrawal of the Member. For purposes of this Section, "Cause" shall mean gross negligence, willful misconduct, embezzlement or willful breach of such Manager's obligations under this Agreement or any employment contract with the Company, each as may be reasonably determined by a vote of seventy-five percent (75%) of the outstanding Units, or conviction for fraud. Notwithstanding anything to the contrary in this Agreement, no Manager shall be terminated for "Cause" by a vote of the Members unless prior to such termination: (a) Members holding at least sixty percent (60%) of the outstanding Units agree in writing that "Cause" may exist, (b) the Manager is given written notice setting forth the exact nature of the conduct believed to constitute "Cause," (c) the Manager is given a period of sixty (60) days in which to take good faith actions to cure such conduct, and (d) at the conclusion of such sixty day period, Members holding at least seventy-five percent (75%) of the outstanding Units find, in writing, that "Cause" exists and that the Manager should be terminated. The Units of a Manager that is a Member shall be taken into effect and may be voted in any of the votes contemplated pursuant to this Section 7.B.

4. **Vacancies**. If a Manager dies, is unable to continue his duties for any reason, resigns or is removed for Cause, then the Members shall nominate a successor Manager to serve in the resigning or removed Manager's place and stead. Any such successor Manager must be approved by a two-thirds (2/3) of the outstanding Units. Any successor Manager shall be paid reasonable compensation for his, her or its services.

C. **Powers of Managers**.

1. **Powers of Managers**. Without limiting the generality of Subsection A of this Section 7, but subject to the express limitations set forth elsewhere in this Agreement, the Managers shall have all necessary powers, without approval from the Members, to manage and

carry out the purposes, business and affairs of the Company, including, without limitation, the power to:

(a) Institute, prosecute and defend any proceeding in the Company's name;

(b) Purchase, lease or other acquisition of property (whether such property is real, personal, or otherwise); own, improve, use and deal with property, wherever located;

(c) Enter into contracts and guaranties; incur liabilities; borrow money; issue notes, bonds and other obligations; and secure any of its obligations by mortgage or pledge of any of its property or income;

(d) Lend money, invest and reinvest the Company's funds, and receipt and hold property as security for repayment; provided, however, that no loan may be made to any Member or his/her affiliates unless such loans are reasonable advances related to the operations of the Company;

(e) Conduct the Company's business, establish Company offices and exercise the powers of the Company;

(f) Appoint officers, employees and agents of the Company, define their duties, establish and pay their compensation;

(g) Participate in partnership agreements, joint ventures or other associations of any kind with any person, persons;

(h) Retain legal counsel, auditors and other professionals in connection with the Company business and to pay therefore such remuneration as the Manager may determine;

(i) Purchase insurance on the life of the Manager for the benefit of the Company;

(j) Issue securities of the Company that are convertible or exercisable into Units; and

(k) Subject to the approval of the Members as set forth in Section 6.F.1, accept subscriptions for and sell any unissued Units.

D. **Performance of Duties; Liability of Manager.** A Manager shall not be liable to the Company or to any Members for any loss or damage sustained by the Company or any Members, unless the loss or damage shall have been the result of fraud, deceit, gross negligence, reckless or intentional misconduct or a knowing violation of law by the Manager. The Manager shall perform his managerial duties in good faith, in a manner they reasonably believes to be in the best interests of the Company and its Members, and with such care, including reasonable inquiry, as an ordinarily prudent person in a like position would use under similar circumstances. A Manager who so performs the duties of Manager shall not have any liability by reason of being or having been a Manager of the Company.

E. **Devotion of Time**. The Manager are not obligated to devote all of his time or business efforts to the affairs of the Company. However, the Manager shall devote whatever time, effort and skill as is required for the efficient and successful operation of the Company business and purposes as hereinabove stated in Section 3.

F. **Compensation to Manager**. The Manager shall not receive any salary or other compensation from the Company for his services as a Manager through December 31, 2005. Commencing as of January 1, 2006, the Manager may receive compensation in an amount approved by the Members (with the Units held by the Manager not voting). Notwithstanding the foregoing, nothing contained in this Agreement shall prohibit the Manager from receiving a fee, commission, or other compensation from a third party in connection with the Company's purchasing real estate as part of its connection with its business.

G. **Limited Liability.** No person who is a Manager of the Company shall be personally liable under any judgment of a court, or in any other manner, for any debts, obligation or liability of the Company, whether that liability or obligation arises in contract, tort or otherwise solely by reason of being a Manager of the Company.

H. **Indemnification.** The Company shall indemnify the Manager for all costs, losses, liabilities and damages paid or accrued by such Manager in connection with the business of the Company to the fullest extent provided or allowed by law. The Company may purchase and maintain insurance against any liability asserted against and incurred by a Manager.

I. **Company Operating Expenses**. The Manager shall be primarily responsible for the day-to-day operations of the Company and the development and promotion of its business activities. The Manager will devote necessary time and attention to the operation of the Company's business and the development and procurement of business opportunities. The cost and expenses associated with the Manager's business activities on behalf of the Company shall be funded, or caused to be funded, by the Company, who shall defray the overhead and administrative expenses of the Company and expenses incurred by the Manager in developing and promoting the Company's business activities. The Manager shall keep and maintain at the Company's offices full and complete records of all overhead, administrative, travel and entertainment expenses incurred by the Manager and furnish annual reports thereof to the Members. To the extent not covered by Company revenues, loans or funds advanced to the Company made by lenders or Members shall be repaid as a prior charge against "Available Cash" as hereinafter defined in Section 9.A.1 and prior to the distribution of Available Cash as provided in Section 9.B.1. In the event that the Company contracts with a vendor that is affiliated with a Member, the rates paid under such contract shall be rates that are no greater than the Company would have paid had the contract been negotiated in an arms-length transaction with a third party.

J. **Vendor Contracted Services**. To the extent not covered by the revenues of the Company, the Manager may also advance, or cause to be advanced, to the Company funds necessary to pay approved legal and accounting fees and other vendor-contracted services. Advances made by Members, or caused to be made by them, for such third party services shall also be a prior charge against "Available Cash" as hereinafter defined and reimbursed prior to the distribution of Available Cash and Profit to Members. In the event that the Company contracts with a vendor that is affiliated with a Member, the rates paid under such contract shall be rates that are no greater than the Company would have paid had the contract been negotiated in an arms-length transaction with a third party.

8. **Separate Capital Accounts**.

The Company shall maintain a separate Capital Account for each Member in accordance with the regulations promulgated under Section 704(b) of the Internal Revenue Code of 1986 as amended (the "Code"), and the Treasury Regulations there under.

9. **Profits, Losses and Distributions**.

A. **Defined Terms**. For purposes of this Agreement, the following terms shall have the meaning specified below unless the context otherwise requires:

1. **Available Cash**. "Available Cash" means, with respect to any taxable year of the Company, at the time of determination, the cash revenues and receipts received or collected by the Company from any source (including, but not limited to, gross operating receipts, gross sales proceeds, loan or refinancing proceeds and Capital Contributions) reduced by the sum of the following to the extent made from such cash revenues and receipts: (a) all cash expenditures (including, without limitation, capital expenditures) incurred and operating needs incident to the operation of the Company's business, including its Properties (as defined in Section 10) and (b) all principal and interest payments on any indebtedness owed by the Company (including but not limited to mortgages and other liens on real property and interest on notes that the Company has issued) and all other sums paid to lenders.

2. **Capital Account.** "Capital Account" means, as to any Member, the Capital Contribution actually made by that Member, plus all Profit allocated to that Member, and minus the sum of (i) all Loss allocated to that Member; (ii) the amount of cash and the fair market value of any other assets distributed to that Member (net of liabilities, assumed or taken subject to by such members, and (iii) such Member's distributive share of all other expenditures of the Company not deductible in computing its taxable income and not properly chargeable as additions to the basis of Company property. Each Member's Capital Account shall be determined and maintained in accordance with the Treasury Regulations adopted under Section 704(b) of the Code. Any questions concerning a Member's Capital Account shall be resolved by applying principles consistent with this Agreement and the Treasury Regulations adopted under Section 704 of the Code in order to ensure that all allocations to Members will have substantial economic effect or will otherwise be respected for federal income tax purposes.

3. **Capital Contribution**. "Capital Contribution" means the total amount of cash and the fair market value (net of liabilities assumed or taken subject to by the Company) of any other assets contributed (or deemed contributed under Treasury Regulations Section 1.704-1(b)(2)(iv)(d)) to the Company by a Member. The Capital Contributions of the Members are stated on Exhibit A.

4. **Capital Proceeds**. "Capital Proceeds" means the gross receipts received by the Company from a Capital Transaction.

5. **Capital Transaction**. "Capital Transaction" means the sale, exchange, financing, refinancing, condemnation, casualty or other disposition of all, or substantially all, of the assets of the Company.

6. **Code**. "Code" means the Internal Revenue Code of 1986, as amended, or any corresponding Section of any succeeding law.

7. **Minimum Gain**. "Minimum Gain" has the meaning set forth in Treasury Regulations Section 1-704-2(d). Minimum Gain shall be computed separately for each Member, applying principles consistent with both the foregoing definition and the Treasury Regulations promulgated under Section 704 of the Code.

8. **Negative Capital Account**. "Negative Capital Account" means a Capital Account with a balance less than zero.

9. **Positive Capital Account**. "Positive Capital Account" means a Capital Account with a balance greater than zero.

10. **Profit and Loss**. "Profit and Loss" means for each fiscal year or other period, an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss).

11. **Restoration Amount**. "Restoration Amount" means with respect to each Member (a) the Member's share of Minimum Gain, and (b) any amount, which the Member is unconditionally required under this Agreement or by law to contribute to the Company to restore the Member's Negative Capital Account balance under Section D hereof.

B. **Allocation of Profit or Loss from Operations; Allocation and Distributions of Available Cash, and Redemption of Outstanding Notes.**

1. **Advances from Members**. Prior to any Available Cash being distributed to Members, any costs or expenses advanced by Members shall be repaid to such Members.

2. **Distributions to Members; Redemption of Notes; Set Aside of Available Cash.** Once the Company's accrued but unpaid obligations have been paid or funds have

been set aside therefor, the remaining Available Cash (if any) shall be distributed or set aside in the order as follows:

(a) To the Members, pro-rata based upon the number of Units held, in order to approximate their current tax liabilities from the Company's net income for the year of distribution, at a rate equal the highest federal income tax rate for individuals at the end of each year plus an assumed state rate of 5%;

(b) To the extent that there is Available Cash, to holders of outstanding notes that the Company has issued to redeem such notes;

(c) To the extent that there is Available Cash, the Manager(s) shall retain a sufficient reserve for operations and debt payment as he deems advisable and in the Company's best interests; and

(d) To the extent that there is Available Cash, to the Members, pro-rata based upon the number of Units held.

3. **Taxable Income** . For any taxable year of the Company, taxable income shall be allocated to the Members as follows:

(a) First, to the Members, in proportion to their respective Negative Capital Accounts, the amounts necessary, if any, to increase each Member's Capital Account to zero;

(b) Second, to the Members, in proportion to the cumulative losses allocated to the Members less amounts previously allocated pursuant to this paragraph and the immediately preceding paragraph to the extent the Negative Capital Account is attributable to losses allocated; and

(c) Finally, to the Members in proportion to their Membership Interests.

4. **Taxable Loss**. The losses of the Company, and each item of loss or deduction entering into the computation thereof, shall be allocated to the Members in proportion to the Membership Interests, unless otherwise allocated in accordance with Section 704(b) of the Code and the regulations thereunder.

5. **Special Allocations**.

(a) **Qualified Income Offset**. No Member shall be allocated Losses or deductions if such allocation causes a Member's Negative Capital Account to increase in excess of the Member's Restoration Amount. If a Member receives (1) an allocation of loss or deduction (or item thereof) or (2) any Company distribution, which causes such Member to have a Negative Capital Account in excess of its Restoration Amount or increase a Member's Negative Capital Account at the end of any Company taxable year in excess of its Restoration Amount, then all items of income and gain of the Company (consisting of a prorata portion of each item of Company income, including gross income and gain) for such taxable year shall be allocated to such Member, before any other allocation is made of Company items for such taxable year, in the amount and in proportions required to eliminate such excess as quickly as possible. This Section 9.B.5(a) is intended to comply with, and shall be interpreted consistently with, the "qualified income offset" provisions of the Treasury Regulations promulgated under Section 704(b) of the Code.

(b) **Minimum Gain Chargeback**. If there is a net decrease in the Minimum Gain during any taxable year and if any Member has a Negative Capital Account as of the last day of such taxable year which exceeds the Member's Restoration Amount as of such last day, then all items of gross income and gain of the Company for such taxable year (and, if necessary, for subsequent taxable years) shall be allocated to such Member in the amount and in the proportions required to eliminate such excess as quickly as possible. This Section 9.B.5(b) is intended to comply with, and shall be interpreted consistently with, the "minimum gain charge-back" provisions of the Treasury Regulations promulgated under Section 704(b) of the Code.

C. **Allocation of Profit or Loss from a Capital Transaction**.

1. **Taxable Income**. Taxable income from a Capital Transaction shall be allocated in accordance with Section 9.B.(4) above.

2. **Taxable Loss**. Loss from a Capital Transaction shall be allocated in accordance with Section 9.B.5 above.

D. **Liquidation or Dissolution**.

1. In the event the Company is liquidated or dissolved, the assets of the Company shall be distributed, after taking into account the allocations of Profit or Loss pursuant to Section 9.B., if any, to the Members to the extent of and in proportion to the balances in their respective Positive Capital Accounts.

2. In the event of a liquidation or dissolution, no Member shall be obligated to restore a Negative Capital Account at any time.

E. **General**.

1. The timing and amount of all distributions shall be as determined by the Manager, but no less often than quarterly.

2. If any assets of the Company are distributed to the Members in kind, those assets shall be valued on the basis of their fair market value, and any Members entitled to any interest in that asset shall receive that interest as a tenant-in-common with all other Members so entitled. An independent appraiser selected by the Members shall determine the fair market value of the assets distributed in kind. Based upon the fair market value, the Profit or Loss for each unsold asset shall be determined as if that asset had been sold at its fair market value, and the Profit or Loss shall be allocated as provided in Section 10.3 and shall be properly credited or

charged to the Capital Accounts of the Members prior to the dissolution of the assets in liquidation pursuant to Section 9.D.

3. For each taxable year, all Profit and Loss of the Company shall be allocated at and as of the end of that taxable year.

4. Except as otherwise provided in this Section 9.E.4, all Profit and Loss shall be allocated, and all distributions of cash shall be distributed, as the case may be, to the persons shown on the records of the Company to have been Members as of the last day of the taxable year for which that allocation or distribution is to be made. Unless the Members agree to separate the Company's fiscal year into segments, if the Company admits a new Members to the Company or if a Member sells, exchanges or otherwise disposes of all or any portion of the Member's Interest to any person who, during that taxable year, is admitted as an additional or substitute Member, the Profit and Loss shall be allocated between the transferor and the transferee on the basis of the number of days of the taxable year in which each was a Member, *provided, however*, that in the event of a Capital Transaction or any other extraordinary nonrecurring items of the Company, Profit, Loss and distributions shall be allocated to the Member shown on the records of the Company as of the date of such event.

5. The methods set forth above by which Profit, Loss and distributions are allocated, apportioned and paid are hereby expressly consented to by each Member as an express condition to becoming a Member. Upon the advice of the outside accountants or of legal counsel to the Company, this Section 9 may be amended to comply with the Code and the regulations promulgated under Section 704 of the Code, *provided, however*, that no such amendment shall become effective without the consent of those Members who would be naturally or adversely affected thereby.

10. **Company Property**.

The Company's property shall consist of all tangible and intangible property, all other assets and all Company funds (the ***"Property"***). Title to the Property and assets of the Company may be taken and held only in the name of the Company or in such other name or names as shall be determined by the Manager.

11. **Capital Contributions**.

A. Each Member has contributed to the capital of the Company the amount in cash set beside the Member's name on Exhibit "A" and has received a credit to the Member's Capital Account in the amount of such investment. No Member shall be required to contribute any additional amount to the capital of the Company beyond that sum required pursuant to this Section 11.A.

B. In the event that at any time (or from time to time) additional funds in excess of (i) the aforesaid Capital Contributions of Members, (ii) the proceeds from any loan financing; (iii) gross rental receipts, and (iv) any other income of the Company are required by the Company for or in respect of its business or any of its obligations, expenses, costs, liabilities or expenditures (including, without limitation on the generality of the foregoing, any operating deficits), then the Manager, acting for and on behalf of, and in the name of the Company, may cause the Company to borrow such required additional funds, with interest payable at then prevailing rates, from commercial banks, savings and loan associations and/or other lending institutions or persons (including Members or their affiliates). The terms of any such loan must be approved by at least two of the Managers. In the event that the Manager is unable or unwilling to cause the Company to borrow said required additional funds, any Member or other person or entity may lend such funds or cause the same to be loaned to the Company. Any such loan to the Company shall bear interest at such rate as the Manager and such lending Member or party may determine (provided, however, that the maximum interest rate on such loan shall not exceed an interest rate equivalent to the prime rate as published in the Wall Street Journal as of the date of such loan, plus four percent (4%), and shall be repaid, in accordance with the provisions of Section 9 hereof, to the lending Member or party on the terms upon which such loans are made.

C. The provisions of this Section 11 are not for the benefit of any creditor or other person other than a Member to whom any debts, liabilities or obligations are owned by, or who otherwise has any claim against, the Company or any Member, and no creditor or other person shall obtain any rights under this Section or by reason of this Section, or shall be able to make any claim in respect of any debts, liabilities or obligations against the Company or any Member.

12. **Taxes**.

A. **Elections.** The Manager may make any tax elections for the Company allowed under the Code or the tax laws of any state or other jurisdiction having taxing jurisdiction over the Company.

B. **Tax Matters Partner**. The Manager, as designated by the Members, shall act as the Tax Matters Partner of the Company pursuant to Section 6231(a)(7) of the Code. The Tax Matters Partner shall represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by tax authorities, including resulting judicial and administrative proceedings, and shall expend the Company funds for professional services and costs associated therewith. The Tax Matters Partner shall oversee the Company tax affairs in the overall best interests of the Company. If for any reason the Tax Matters Partner can no longer serve in that capacity, or ceases to be a Manager, the Members may designate another Manager to be Tax Matters Partner.

13. **Bank Accounts**.

All funds of the Company shall be deposited in such bank or savings and loan account or accounts as shall be designated by the Manager. Withdrawals from any such bank account shall be made as provided in Section 7 above, and shall be made only for the purposes of the Company.

14. **Books and Records**.

The Company shall keep true, exact and complete books of account, records and supporting documents in which shall be entered fully and accurately each and every transaction of the Company. The fiscal year and the taxable year of the Company shall be the calendar year. The books of account shall be kept on the cash method of accounting and the tax returns for the Company shall be filed on the cash basis. The books of the Company shall be converted at least annually to the accrual basis of accounting in accordance with generally accepted accounting principles. No less than annually, the financial statements of the Company shall be audited by a certified public accounting firm licensed to doc business in the Commonwealth of Virginia and every state in which the Company is required to file financial information. The accounting firm shall be selected by a majority in interest of the Members. A copy of the audited financial statements, the applicable federal Form 1065 Schedule K-1 and any similar state forms shall be transmitted to each Member within seventy-five (75) days following the close of the fiscal year. The records shall be kept at the principal office of the Company and shall include at least the following: (i) a current list of the full name and last known business address of each Member, in alphabetical order; (ii) a copy of the Articles of Organization and the Certificate of Organization of the Company, and all Articles of Amendment and Certificates of Amendment thereto; (iii) copies of the Company's federal, state and local income tax returns and reports, if any, for the three (3) most recent years; (iv) a copy of this Agreement, as amended; and (v) copies of the Company's financial statements (balance sheet and income and cash flow statements) for the three (3) most recent years.

15. **Disposition of Membership Interests**.

A. **Right of First Refusal**.

1. If any Member receives a bona fide offer for all or any part of such Member's Interest in the Company, which such Member desires to accept, the Member receiving such offer (hereinafter sometimes referred to as the "Offering Member") shall notify the Company and all of the other Members (hereinafter sometimes referred to as the "Other Members") in writing. If the Offering Member is in receipt of a bona fide offer, such notice shall be accompanied by a true copy of the offer. To be a "bona fide offer" for purposes hereof, same must be made by a party financially able to fulfill the offer and be accompanied by a deposit in the form of a certified check or cashier's check for not less than twenty percent (20%) of the purchase price offered, and must disclose the full name and business and residence address of the offeror. The notification to the Company and to the Other Members of such offer shall be construed as an offer to sell and must be sent via certified or registered mail, postage prepaid, return receipt requested, addressed to the registered office of the Company or to the last address of each such Other Members shown on the records of the Company, as the case may be.

2. For a period of ten (10) days (a) after the mailing by the Offering Member of the notice described in Subparagraph 15.A.1, the Other Members (in proportion to the Membership Interest of the Company owned by the Other Members desirous of purchasing said Membership Interest, in the event more than one of the Other Member should so desire) shall irrevocably have the right and option to purchase in the aggregate all, but not less than all, of the

Membership Interest owned by the Offering Member at the same price and on the same terms as set forth in the bona fide offer. Should one or more of the Other Members elect to purchase the Membership Interest of the Offering Member, the Offering Member(s) shall give written notice of such election to the Offering Member via certified or registered mail, postage prepaid, return receipt requested, addressed to the Offering Member at his last address shown on the records of the Company, or at such other return address as may be stipulated in the original notice sent by him.

3. If some or all of the Other Members elect to exercise the right and option to purchase set forth in Subsection 15.A.2, settlement of the purchase shall take place within thirty (30) days of the date of the notice of election to purchase, at the office of the Company, at which time and place the Offering Member shall tender an appropriate instrument of assignment evidencing the transfer of the Membership Interest being sold, and the purchasers shall tender the purchase price in the form and manner prescribed by the bona fide offer.

4. In the event that the Offering Member does not receive within the time limits set forth in Subparagraph 15.A.2 written notice or notices of election to purchase all of the Membership Interest offered by him for sale, then and in such event, the Offering Member shall be free, for a period of three (3) months next following the last date on which the Other Members could have elected to purchase such Membership Interest as set forth in Subparagraph 15.A.2, to sell such Membership Interest to the outside offeror at a price and on terms and conditions not more favorable to the outside offeror than the price, terms and conditions set forth in the offer originally publicized by the Offering Member. If the sale to the outside offeror is not consummated within the three (3) month period aforesaid, such Membership Interest may not be sold unless again first offered for sale to the Other Members pursuant to this Subsection 15.A.

B. **Exempt Transfers.** A transfer is an "Exempt Transfer" for the purposes of this Agreement if the transfer is:

1. a purchase by the Company from a Member pursuant to an agreement between the Member and the Company, provided that the price paid for any such purchase shall not exceed the fair market value of the Membership Interest to be transferred;

2. a gift or assignment by a Member who is an individual, whether on death or inter vivos, to (a) a spouse, (b) a Family Member (as hereinafter defined), (c) a trust the sole beneficiaries of which consist solely of one or more Family Members (provided, however, that such trust may provide, on a remote contingent basis, for a charitable organization to receive the assets of the trust if all Family Members who are beneficiaries of such trust are deceased) or (d) a custodian under the Uniform Gifts to Minors Act or similar fiduciary for the exclusive benefit of his or her children. For purposes of this subparagraph, a "remote contingent basis" shall mean that the present value of such interest in such trust is equal to ten percent (10%) or less of the fair value of the trust assets;

3. a transfer to the legal representatives of a Member upon his or her death or adjudication of incompetency or by any such legal representatives to any person to whom such Member could have transferred such Units pursuant to subclause (1) of this sentence;

4. in the event that the Member is an entity which has a sole owner who is an individual or whose sole owners are individuals who are all Family Members, a gift or assignment to (a) one or more Family Members of the equity owner(s) of the entity or (b) one or more trusts, the sole beneficiaries of which consist of one or more Family Members of the equity owner(s);

5. a transfer of the ownership of a Member who is an entity as long as after such transfer, the persons or entities who own one hundred percent of the ownership interests of such Member as of the date the Member purchased its Units, together with their Family Members, own at least a majority of the ownership interests in the Member;

provided, however, that none of the dispositions set forth in (2) through (4) above shall constitute an Exempt Transfer unless each person to whom any such disposition is made shall, by written instrument, become a signatory to this Agreement. For the purposes of this Agreement, ***"Family Member"*** means the spouse of an existing Member, all members of his or her immediate family (i.e., parents, grandparents, children, including those adopted, children's direct descendants, including those adopted, brothers, sisters) and the spouses of the foregoing relatives or spouses of such persons or any relative of such spouses, nieces, nephews or a trust, the sole beneficiaries of which (including contingent or remainder beneficiaries) are any of the foregoing persons. In the event of the death of a Member, such Member's Membership Interests may be transferred in an Exempt Transfer pursuant to this Subsection 15.B.

C. **Substitute Members**. Anything to the contrary contained herein notwithstanding, the assignee of a Membership Interest (including, without limitation an assignment pursuant to an Exempt Transfer) shall have the right to become a substituted Member in the Company only if (i) the assignor so provides in the instrument of assignment; (ii) the assignee agrees in writing to be bound by the terms of this Agreement, as amended to the date thereof; (iii) consent to such assignment has been obtained from non-transferring Members owning in the aggregate a majority of the Units owned by all non-transferring Members (unless such transfer is an Exempt Transfer, in which case no consent shall be required), and (iv) the assignee pays the reasonable costs incurred by the Company in preparing and recording any necessary amendments to this Agreement.

D. **Termination of Section 15.** The provisions of this Section 15 shall terminate as of June 30, 2019, unless, prior to such date, the Members vote either to continue the provisions of this Section 15 after June 30, 2019, or to terminate these provisions prior to such date.

16. **Dissolution**.

If dissolution is unanimously ordered in writing by the Members, the Company may be dissolved as of the end of any calendar year. Anything contained herein or in the Act to the contrary notwithstanding, the death, resignation, retirement, expulsion, bankruptcy or dissolution of a Member shall not dissolve the Company, unless there are no remaining Members.

17. **Withdrawal of a Member**

A. **No Voluntary Right of Withdrawal; No Mandatory Withdrawal.** No Member shall have the right to withdraw as a Member or to cause the Company to repurchase his Membership Interests. The Company shall not have the right to force a Member to withdraw from the Company or to sell his Membership Interest to the Company.

B. **Purchase of Units.** The Company may, but is not obligated, to purchase Membership Interests from any Member upon such terms and conditions as the Manager shall determine. Such Member shall be deemed to have withdrawn from the Company upon the closing of such purchase, and the Manager shall amend the Company's books and records and Exhibit A hereto accordingly. The Manager may thereafter resell such Interests in accordance with the terms of this Agreement.

C. **Continuation of the Company.** The Company shall continue notwithstanding the withdrawal of a Member, unless such withdrawn Member is the last remaining Member.

18. **Winding Up**.

Upon dissolution of the Company, the Company shall liquidate its assets and wind up its affairs in the following manner. A reasonable time shall be allowed for the orderly liquidation of the assets of the Company and the discharge of its liabilities in order to minimize the normal loss attendant upon such a liquidation. The Members shall liquidate the Company and shall have the authority to perform any and all acts and to take any and all actions, which may be necessary, appropriate or incidental thereto. The authority of the Members shall continue as long as necessary, and exercise of such authority shall be deemed a proper act in writing up the affairs of the Company. Further, the Members are authorized to sell the assets of the Company in a bona fide sale or sales to any part or parties (including a Members) at such priced or prices and upon such terms as they may deem advisable, having due regard for the interests of all Members. Any such sale or sales shall be deemed a proper act in winding up the affairs of the Company.

19. **Notice**.

All communications provided for herein shall be made in writing and transmitted by mail, first class, postage prepaid, return receipt requested, to the Members at the addresses set forth in Exhibit A. Any address may be changed by notice given to the Members, as aforesaid, by the party whose address for notice is to be changed. Insofar as practicable, any consent of the Members required or appropriate under this Agreement shall be accomplished by written instrument without the necessity of meetings of the Members. Upon completion of the liquidation of the Company and the distribution of all Company assets, the Company shall terminate and the Manager shall have the authority to execute and record a Certificate of Cancellation of the Company as well as any other documents required to effectuate the dissolution and termination of the Company.

20. **Severability**.

The invalidity or unenforceability of any provision in this Agreement shall not affect the other provisions hereof and this Agreement shall be construed in all respects as of such invalid or unenforceable provision were omitted.

21. **Interpretation**.

This Agreement shall be interpreted and construed in accordance with the laws of the Commonwealth of Virginia. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons referred to may require. The captions of sections of this Agreement have been inserted as a matter of convenience only and shall not control or affect the meaning or construction of any of the terms or provisions hereof.

22. **Entire Agreement**.

The parties hereto agree that all understandings and agreements heretofore made between them are merged in this Agreement, which alone fully and completely expresses their agreement with respect to the subject matter hereof. There are no promises, agreements, conditions, understandings, warranties or representations, oral or written, express or implied, among the parties hereto, other than as set forth in this Agreement and the Articles. All prior agreements among the parties are superseded by this Agreement, which integrates all promises, agreements, conditions and understandings among the parties with respect to the Company and its property. No termination, revocation, waiver, modification or amendment of this Agreement shall be binding unless agreed to in writing and executed by all the Members.

23. **Counterparts; Effective Date**.

This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which shall constitute one agreement, and facsimile signatures shall be deemed to be original signatures. The signatures of any party to a counterpart shall be deemed to be a signature to, and may be appended to, any other counterpart. This Agreement is dated and shall be effective among the parties as of the date first above written.

24. **Binding Effect**.

This Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective successors, assigns, heirs, executors, administrators and legal representatives.

25. **Change in Form of Entity.**

The Members may vote to change its form of entity to another form of entity pursuant to the procedures set forth in Section 26. Notwithstanding the foregoing, no change of form of entity shall be effective if, as a result of such change of form of entity, one or more Members have a smaller Interest in the Company than they had immediately prior to such change in form of entity, unless each of such Members having a smaller Interest agrees in writing to such change; provided that this sentence does not apply if the Interests of all Units prior to such change in form of entity is reduced pro rata.

26. **Amendment Procedure**.

Amendments to this Agreement may be proposed by the Manager or by any Member. A proposed amendment will be adopted and become effective only if it receives the approval of two-thirds (2/3) of the outstanding Units. The Members or Manager proposing an amendment to this Agreement shall give the remaining Members and Manager written notification of such proposal, including the text of any amendment or document and a statement of its purpose.

[signatures on next page]

IN WITNESS WHEREOF, the parties hereto have hereunto affixed their hands and witnessed effective as of the date first above written.

MEMBERS

/s/ Brandon C. Moore
Brandon C. Moore

/s/ Norm Huxman
Norm Huxman

<u>Exhibit – A</u>

Mariposa Funding LLC

Members	Capital Contributed	Units	Membership Interest
Brandon C. Moore 7419 Tower St. Falls Church, VA 22046	$5,000.00	140,000	66.67%
Norman L. Huxman 16499 W. 67th Circle Arvada, CO 80007	$5,000.00	70,000	33.33%
Totals	$10,000.00	210,000	100.00%

MARIPOSA FUNDING LLC

$_________
Falls Church, Virginia __________, 2004

7% CONVERTIBLE, REDEEMABLE PROMISSORY NOTE

Mariposa Funding, LLC, a Virginia limited liability company (the "Company"), for value received, hereby promises to pay to _________________, or registered assigns (the "Holder"), the principal amount of ________________ Dollars ($_______) (the "Principal"), together with interest thereon as set forth below. Subject to the other terms and conditions herein, all money paid in satisfaction of this Note shall be applied first to the cost of collection, then to payment of interest as required hereunder and then to the retirement of the Principal.

1. Interest. Interest shall accrue at the rate of seven percent (7%) per annum, calculated on the basis of a three hundred sixty five (365) day year, and shall be payable on the last day of each calendar quarter.

2. Principal Payment. All Principal and any accrued interest then outstanding shall be payable on June 30, 2019, or such later date as may be agreed to (after the date hereof) by the Holder (the "Maturity Date"). The Principal and outstanding interest will be paid upon surrender of the original of this Note.

3. Prepayment. Except for redemption as set forth in Paragraph 5 hereof, the Company may not prepay this Note without the consent of the Holder hereof.

4. Conversion.

(a) The Holder may convert all, but not less than all, of the Principal of this Note into such number of whole Units of the Company (as defined in the Company's Operating Agreement as may then be in effect (the "Agreement")) as may be determined by dividing the outstanding Principal by twelve dollars and fifty cents ($12.50) per Unit. The Holder may elect to convert by notifying the Company, in writing (the "Conversion Notice"), by no later than March 31, 2019 (the "Conversion Notice Deadline"), that the Holder intends to convert the Note; provided however, that the Company may, in its discretion, extend the Conversion Notice Deadline to a later date. If the Holder does not provide notice of Holder's intent to convert this Note prior to the Conversion Notice Deadline, the Holder shall be deemed to have waived his right to convert this Note into Units and shall not be entitled to convert this Note into Units.

(b) Provided that the Holder has timely provided the Conversion Notice as set forth in Paragraph 5(a) above, the conversion shall become effective (the "Effective Date") on the later of: (i) the Maturity Date or (ii) such date as the Company has received both the Conversion Notice and the original of this Note. Within five (5) business days after the Effective Date, the Company shall issue the Holder written notification of the number of Units purchased, together with any outstanding, unpaid interest. The Company shall not be obligated to issue certificates for Units but shall keep the notation of such issuance on its books and records.

(c) Notwithstanding any provisions in this Note to the contrary, this Note does not provide Holder with any voting rights, distribution rights, or other rights as a holder of Units or other equity interests in the Company until the Effective Dates.

(d) In the event that, prior to the Effective Date, the Company shall change its form of entity from a limited liability company to a corporation or another entity, then the Notes shall be converted into shares of capital stock or other forms of equity interest, as may be applicable, upon such terms so as to provide the Holder with the same ownership and voting interests in the Company as if the Holder converted the Notes into Units.

(e) Upon conversion, the Units or other forms of equity interests in the Company shall be subject to the terms of the Operating Agreement or such other forms of organizational and operating provisions applicable to the Company as of March 31, 2019.

5. Redemption.

(a) Subject to the terms and conditions set forth in the Subscription Agreement of even date herewith (the "Subscription Agreement"), the Holder may, but is not obligated to, elect to redeem this Note for cash. Such election shall be made, effective beginning as of July 1, 2008, by giving written notice to the Company of the Holder's election to redeem. The Company's obligation to redeem this Note is subject to certain limitations as set forth in subsections 5(d) and (e), below.

(b) In the event that the Holder elects to redeem this Note, the Holder will be paid, in lieu of Principal, an amount based on the date in which the Note is actually redeemed by the Company, as set forth below:

Date Redeemed	Redemption Price
July 1, 2008 – June 30,2009	$850
July 1, 2009 – June 30,2010	$865
July 1, 2010 – June 30,2011	$880
July 1, 2011 – June 30,2012	$895
July 1, 2012 – June 30,2013	$910
July 1, 2013 – June 30,2014	$925
July 1, 2014 – June 30,2015	$940
July 1, 2015 – June 30,2016	$955
July 1, 2016 – June 30,2017	$970
July 1, 2017 – June 30,2018	$985
July 1, 2018 – June 30,2019	$1,000

In the event that the date in which the Note is redeemed differs from the date in which the Holder requested redemption, the date in which the Note is redeemed shall govern.

(c) Interest will be paid on the full Principal amount until the date the Note is redeemed.

(d) Notwithstanding anything in this Section 5 to the contrary:

i) the Company is not obligated to redeem annually more than one percent (1%) of the principal amount of Notes that the Company has issued in 2004 in form similar to this Note;

ii) notwithstanding subsection (d)(i), above, the Company may not redeem Notes in the event that the Company does not have available funds to do so (the "Redemption Obligations"); and

iii) the Company may, at its sole discretion, choose to redeem in any year more than 1%of the principal amount of Notes that the Company has issued in 2004 in form similar to this Note, provided that the Company has available funds to do so.

(e) The Company will redeem the Notes based upon the order it receives their written request of redemption. Should a Note holder's request for redemption be unfulfilled due to the Company already having met its Redemption Obligations for a specific year, then that Note holder's request will automatically be carried over to subsequent years.

(f) The Company may designate one or more persons or entities, in lieu of the Company, to purchase the Note subject to redemption pursuant to this Section 5; provided that, unless the Company chooses to redeem the Note pursuant to Section 5(d)(iii), the Company will remain obligated to purchase the Note if the persons or entities so designated do not purchase the Note.

6. Default. The entire unpaid amount of Principal plus all accrued interest hereon shall immediately be due and payable if any of the following events occur (each an "Event of Default"):

(a) The Company shall (i) apply for or consent to the appointment of a receiver, trustee or liquidator of itself or any material portion of its property, (ii) make a general assignment for the benefit of creditors, or (iii) file a voluntary petition in bankruptcy or a petition or an answer seeking or consenting to reorganization or an arrangement with creditors or to take advantage of any bankruptcy, reorganization, insolvency, readjustment of debt, dissolution or liquidation law or statute, or an answer admitting the material allegations of a petition filed against it in any proceeding under any such law, or take corporate action for the purpose of effecting any of the foregoing;

(b) An order for relief shall be entered in any involuntary case brought against the Company under the Bankruptcy Code and shall not be dismissed within ninety (90) days after the filing of the petition, or an order, judgment or decree under any other law is entered by any court of competent jurisdiction or by any other governmental authority on the application of a governmental authority or of a person other than the Company (i) adjudicating the Company bankrupt or insolvent, (ii) appointing a receiver, trustee or liquidator of the Company or of a material portion of the Company's assets, or (iii) enjoining, prohibiting or otherwise limiting the operation of a material portion of Company's business or the use or disposition of a material portion of the Company's assets, and such order, judgment or decree continues unstayed and in effect for a period of ninety (90) days from the date entered; or

(c) The Company shall liquidate, dissolve or terminate its existence;

provided that an action specified in subsection 6(a), (b), or (c) regarding a subsidiary of the Company or with regard to any real property or real properties that the Company (or any of its subsidiaries) owns or has an interest, by itself, will not be deemed an Event of Default.

Upon the occurrence of an Event of Default, the Holder shall be entitled to pursue all remedies available to it at law or in equity, including without limitation, injunctive relief and specific performance. In addition, the Holder shall be entitled to recover from the Company all reasonable costs or expenses incurred by it in connection with the enforcement or collection of its rights pursuant to this Note, including reasonable attorneys' fees.

7. Waivers.

(a) The Company hereby waives presentment, demand for payment, notice of dishonor, notice of protest and (except as otherwise provided for in this Note) all other notices or demands in connection with the delivery, acceptance, performance or default of this Note.

(b) No delay by the Holder in exercising any power or right hereunder shall operate as a waiver of any power or right, nor shall any single or partial exercise of any power or right preclude other or further exercise thereof, or the exercise thereof, or the exercise of any other power or right hereunder or otherwise; and no waiver whatsoever or modification of the terms hereof shall be valid unless set forth in writing by the Holder and then only to the extent set forth therein.

8. Governing Law. The terms of this Note shall be interpreted and construed in accordance with the laws of the Commonwealth of Virginia.

9. Severability. The invalidity or unenforceability of any provision in this Note shall not affect the other provisions hereof, and this Note shall be construed in all respects as of such invalid or unenforceable provision were omitted.

IN WITNESS WHEREOF, Mariposa Funding, LLC has caused this Note to be signed in its name by one of its officers.

MARIPOSA FUNDING, LLC

By:__________________________

Brandon Moore, Manager

MARIPOSA FUNDING LLC
SUBSCRIPTION AGREEMENT

1. General. This Subscription Agreement (the "Agreement") sets forth the terms under which the undersigned (the "Investor") will subscribe for and purchase the principal amount of 7% convertible, redeemable promissory notes (the "Notes") of Mariposa Funding LLC, a Virginia limited liability company (the "Company"), as set forth on the signature page hereof.

THIS AGREEMENT DOES NOT CONSTITUTE AN OFFER (A) BY ANYONE IN ANY JURISDICTION IN WHICH THE COMPANY IS NOT QUALIFIED TO MAKE SUCH AN OFFER; (B) TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER; OR (C) IN ANY JURISDICTION IN WHICH SUCH AN OFFER WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION OF THE SECURITIES.

THE U.S. SECURITIES EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AND EXEMPTION FROM REGISTRATION; HOWEVER THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL. INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THIS AGREEMENT AND AVAILABLE INFORMATION CONCERNING THE OFFERING, INCLUDING THE MERITS OF, AND RISKS INVOLVED IN, ACQUIRING THE SHARES OF COMMON STOCK.

Execution of this Agreement by the Investor shall constitute an agreement by the Investor that it is purchasing the Notes (the "Investment") set forth in **Section 1** hereof on the terms and conditions as set forth herein and in the Offering Circular to which this Agreement is attached. By executing this Agreement, the Investor acknowledges, accepts and agrees to be bound by all the terms contained in this Agreement.

2. Subscription Procedure and Consideration for Notes. The Investor hereby subscribes for the Investment, as described above, in consideration for the Investor's payment to the Company of US$________ (in principal amount of $1,000.00 or multiples of $1,000.00) by delivery of a check payable to [the Escrow Agent] at the address set forth on the signature page.

3. Investor's Representations and Warranties. The Investor represents and warrants to, and covenants with, the Company as follows **[INVESTOR to complete sections 3(c), (e), and (i)]**:

a. The Investor is purchasing the Investment solely for his own account, for investment purposes only, and not with an intent to divide his participation with others or to resell or otherwise dispose of all or any part of such Investment.

b. The Investor will be the beneficial owner of the Notes standing in Investor's name.

c. The Investor meets one or both of the following financial standards (check all that apply): **[INVESTOR to complete]**

_______ The Investors has an annual income of at least $45,000 and a net worth of $45,000, or

_______ The Investors has a minimum net worth (exclusive of home, home furnishings, and automobiles) of at least $150,000.

d. The Investor has had the opportunity to ask questions and receive answers concerning the terms and conditions of this offering and the risks involved in investing in the Notes and to obtain any additional information concerning the Company which the Company possesses or can acquire without unreasonable effort or expense.

e. The Investor has adequate means of providing for his current needs and contingencies and has no need for liquidity of his Investment. The Investor has at least $________ in cash, cash items, or liquid assets in which to meet his needs. **[INVESTOR to complete]**

f. The Investor's overall financial commitment to investments that are not readily marketable is not disproportionate to his net worth, and the Investment will not cause his overall commitment to be excessive.

g. The Investor understands that the Company is newly formed and has no revenue. THE INVESTOR UNDERSTANDS THAT PURCHASE OF THE NOTES IS EXTREMELY RISK, AND THE INVESTOR COULD LOSE HIS ENTIRE INVESTMENT IN THE COMPANY. The Investor is able to bear the economic risk of losing his entire Investment.

h. The Investor understands that there is no ready market for the Notes or for the Units into which the Notes may be converted and that the Investor may not be able to liquidate his Investment readily.

i. The Investor acknowledges that the Company makes no representations and/or warranties concerning any possible tax ramification. The Investor is making the Investment for the following reason(s): ____
[INVESTOR to complete]

4. Survival of Representations and Warranties. The representations, warranties, covenants and agreements contained herein shall survive the delivery of, and the payment for, the Investment.

5. Notices. Any and all notices, designations, consents, offers, acceptances or any other communication provided for herein shall be given in writing and shall be either hand-delivered or sent by recognized overnight express courier service or by United States mail (registered or certified, return receipt requested) to the parties at the following addresses:

(i) if to Company, to 7419 Tower St., Falls Church, VA 22046;

(ii) if to the Investor, to the address appearing on the signature page hereof, or to such other address as may be designated by the Investor in writing in accordance with this **Section 5**. Notice shall be deemed effective upon receipt or within five (5) days after deposit in the United States mail (properly addressed, with postage prepaid thereon), whichever is earlier; and

(iii) if to [the Escrow Agent], to [Address].

6. Miscellaneous. The section headings contained herein are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors, assigns, executors and administrators, but this Agreement and the respective rights and obligations of the parties hereunder shall not be assignable by any party hereto without the prior written consent of the other. This Agreement represents the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and cannot be amended, supplemented or modified except by an instrument in writing signed by the party against whom enforcement of any such amendment, supplement or modification is sought. The failure of any provision of this Agreement shall in no manner affect the right to enforce the other provisions hereof and the waiver by any party of any breach of any provision of this Agreement shall not be construed to be a waiver by such party of any succeeding breach of such provision or a waiver by such party of any breach of any other provision. The use of any gender herein shall be deemed to be or include the other gender and the use of the singular herein shall be deemed to be or include the plural (and vice versa), wherever appropriate.

7. Choice of Law and Venue. This Agreement shall be constructed and enforced in accordance with the laws of the Commonwealth of Virginia of the United States of America, without regard to its principles of conflicts of laws. Any disputes arising under this Agreement shall be litigated in the federal or state courts in the Commonwealth of Virginia, in the County of Arlington.

8. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement shall be binding upon, and enforceable by, each party who executes a counterpart hereof, regardless of whether any other party executes a counterpart hereof. Executed copies delivered by facsimile transmission shall be deemed an original signed copy of this Agreement.

[Signatures on next page]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as set forth below.

I hereby subscribe to purchase the principal amount of $____________ of Notes (in principal amount of $1,000.00 or multiples of $1,000.00) in accordance with the terms of this Agreement.

____
Investor (print name)

By: ____________________________ ______________________________
(Print Name and Title of person signing, if the Investor is an entity)

______________________________ ______________________________
Address E-mail Address

______________________________ ______________________________
Telephone Number / Facsimile Number

Executed and acknowledged by the Investor as of the _____ day of ________________ 2004.

HOW TO COMPLETE THE SUBSCRIPTION AGREEMENT:

1. **The Investor shall complete Section2, Sections 3(c), (e), and (i), and the information above;**

2. **Sign the Subscription Agreement where indicated above; and**

3. **Send the signed and completed Subscription Agreement, together with a check made payable to [the Escrow Agent] for the full amount of the subscription, to**

   [Escrow Agent: Name and address]

****

The foregoing subscription for the principal amount of $____________ of Notes is hereby accepted as of the ________ day of ________________ 2004.

Mariposa Funding LLC

By:______________________________
Brandon C. Moore,
Manager, duly authorized

PART III – EXHIBITS

Index to Exhibits

Exhibit No.	Exhibit	Page No.
2.1	Articles of Organization, as amended, of Mariposa Funding LLC	92
2.2	Operating Agreement of Mariposa Funding LLC	95
3	Form of 7% convertible, redeemable promissory notes	117
4	Form of Subscription Agreement for 7% convertible, redeemable promissory notes	122
9*	Agreement dated February ●, 2004, between Mariposa Funding LLC and ● regarding the escrow of funds in this offering	
10	Consent of Aronson & Company	127
11	Opinion of Koltun & King, P.C. as to the legality of the securities covered by the Offering Statement	129
12	Copy of sales material	132

* To be provided

Signatures

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Fairfax, Commonwealth of Virginia on February 2, 2004.

Issuer: Mariposa Funding LLC

BY: ______________________

Brandon C. Moore
Managing Member

This offering statement has been signed by the following person in the capacities and on the date indicated.

____

Brandon C. Moore,
Managing Member, chief executive officer, and chief financial officer,
Mariposa Funding LLC

Date: February 2, 2004

Exhibit 2.1

COMMONWEALTH OF VIRGINIA
STATE CORPORATION COMMISSION

ARTICLES OF AMENDMENT TO AMEND AND RESTATE THE ARTICLES OF ORGANIZATION OF A DOMESTIC LIMITED LIABILITY COMPANY

AMENDED AND RESTATED ARTICLES OF ORGANIZATION OF

Mariposa Funding LLC

The undersigned limited liability company, pursuant to Title 13.1, Chapter 12, Article 2 of the Code of Virginia, hereby executes the following articles of amendment and restatement and sets forth:

ONE

The name of the limited liability company is Mariposa Funding LLC (the "Company").

TWO

The Company's Articles of Organization are hereby amended and restated to read in full as follows:

1. The name of the limited liability company is Mariposa Funding LLC (the "Company").

2. The name of the limited liability company's initial registered agent is Brandon C. Moore, an individual who is a resident of Virginia and who is a member of the Company.

3. The Company's initial registered office address, which is identical to the business office of the initial registered agent, is 7419 Tower Street, Falls Church, Virginia 22046, which is located in the County of Fairfax.

4. The Company's principal office is located at 7419 Tower Street, Falls Church, Virginia 22046.

5. The Company is to be managed by a manager or managers.

6. A member shall not be an agent of the Company for the purpose of its business solely by reason of being a member.

THREE

The foregoing amendments to and restatement of the articles of organization were adopted on January 30, 2004.

FOUR

The amendments to and restatement of the articles of organization were approved by a unanimous vote of the members entitled to vote.

The undersigned manager declares that the facts herein stated are true as of January 30, 2004.

/s/ Brandon C. Moore
Brandon C. Moore, Manager

Telephone number: 202-352-6750

Exhibit 2.2

Mariposa Funding LLC

OPERATING AGREEMENT

THIS OPERATING AGREEMENT (the *"Agreement"*) made effective as of the 1st day of January 2004, by and among the undersigned parties.

1. **Formation**.

The parties to this Agreement, desiring to operate a limited liability company (the ***"Company"***) pursuant to the provisions of the Limited Liability Company Act of the Commonwealth of Virginia, (the ***"Act"***), have agreed to enter into this Agreement to regulate the affairs of the Company, the conduct of its business and the relations of its Members (as defined in Section 6 hereof). The Members have agreed that this Agreement shall serve as an "**Operating Agreement**" within the meaning of Section 13.1-1023 of the Act.

2. **Name**.

The Company name is **Mariposa Funding LLC.**

3. **Business**.

The Company is authorized to engage in and conduct all and every kind of lawful business, including, but not limited to, the purchase and sale of commercial real estate. The Company shall be authorized to own assets and interests therein directly or indirectly through the ownership of interests and/or the management of other entities. The Company shall also be authorized to borrow money and obtain mortgages or deeds of trust on such real estate and to guarantee any indebtedness. The Company also shall have the powers now or hereafter conferred upon limited liability companies by the laws of the Commonwealth of Virginia formed under the Act or any statute amendatory thereof or supplemental thereto or in substitution thereof.

4. **Principal Office, Registered Office & Registered Agent**.

The location of the Registered and Principal Office of the Company is 7419 Tower Street, Falls Church, Virginia 22046, or such other location as the Manager may, from time to time, designate.

5. **Duration**.

The Company shall have perpetual existence, unless earlier terminated in accordance with the provisions of this Agreement.

6. **Members and Membership Interests**.

A. **Members: Membership Interests**.

1. The Company shall be authorized to issue an unlimited number of Membership interests (the ***Units"***). The Company may not issue fractional Units.

2. The holders of the Units (collectively the ***"Members"***) are as stated on Exhibit A attached hereto and by this reference made a part hereof. Exhibit A may be amended from time to time by the Manager to evidence changes of address and the admission or withdrawal of Members. The Members' percentage ownership of the Company (***"Membership Interests"*** or ***"Interests"***) are as stated in said Exhibit A.

B. **Liability of Members**. No Member shall be liable as such for the liabilities of the Company. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under this Agreement or the Act shall not be grounds for imposing personal liability on the Members for liabilities of the Company.

C. **No Management Rights**. The management of the Company is vested solely in the Manager. Members shall have no power as such to participate in the management of the Company except as expressly authorized by this Agreement and expressly required by the Act. No Member, acting solely in the capacity of a Member, is an agent of the Company, nor does any Member, unless expressly and duly authorized in writing to do so by a Manager, have any power or authority to bind or act on behalf of the Company in any way, to pledge its credit, to execute any instrument on its behalf or to render it liable for any purpose.

D. **Indemnification**. The Company shall indemnify the Members for all costs, losses, liabilities and damages paid or accrued by such Member in connection with the business of the Company to the fullest extent provided or allowed by law. The Company may purchase and maintain insurance against any liability asserted against and incurred by a Member.

E. **Remuneration to Members**. Beyond what is specifically provided in Section 7.F, 7.I and 7.J (as each may be amended from time to time) of this Agreement, no Member is entitled to further remuneration as such for acting in the Company's business.

F. **Voting Rights**. Members shall vote as a single class. Each Member shall have the same number of votes as the number of Units owned by such Member. Members shall have no voting, approval or consent rights, except as follows:

1. **Members Approval**. The following matters shall require the approval of the Members holding not less than a majority of the Units (except as set forth in Section 7.F):

(a) A decision to continue the business of the Company after the occurrence of a dissolution event;

(b) A decision to continue the provisions of Section 15 hereof;

(c) Except as otherwise provided in this Agreement, the issuance or sale of such number of Units in any twelve (12) month period that exceeds ten percent (10%) of the number of Units outstanding as of the beginning of such twelve month period;

(d) Making a significant change in the form of the Company's real estate investments from the form described by the Company in any offering to sell a material amount of Units to the public;

(e) Merger of the Company with or to another entity;

(f) Sale or transfer of all or substantially all of the assets of the Company other than to an entity wholly owned and controlled by the Company;

(g) Change in the form of entity; and

(h) Dissolution or liquidation of the Company.

2. **Approval Standard**. All approvals or consents of the Member may be given or withheld, conditioned or delayed as the Members may determine in their sole discretion.

G. **Member Meetings**.

1. An annual meeting of the Members shall be held during each calendar year at such location as the Manager may determine. At such annual meeting, the Members shall consider any amendments proposed to this Agreement and the approval of any other matters affecting the business of the Company that may be raised by any Member. In addition, the Manager of the Company may call special meetings of the Members for any purpose stated in the notice of the Meeting.

2. Notice, stating the place, date and time of any meeting of the Members (annual, or special) and the purpose or purposes for which the meeting is called, shall be given to each Member by the Manager calling the meeting at least thirty (30) days before the date of the meeting. Only matters referenced in the notice for a special meeting may be voted on at such meeting unless each Member present at such meeting waives such requirement. A Member may waive notice of the date, time, place and purpose or purposes of a meeting of Members. A waiver may be made before, at or after the meeting, in writing. Attendance by a Member at a meeting shall constitute a waiver of notice of that meeting.

3. At any meeting of the Members, the holders of a majority in Units entitled to vote at the meeting, present in person or by proxy, shall constitute a quorum for all purposes, unless or except to the extent that the presence of a larger number may be required by law. If a quorum shall fail to attend any meeting, the chairman of the meeting or the holders of a majority

of the Units entitled to vote who are present, in person or by proxy, may adjourn the meeting to another place, date, or time. If a quorum is present when a properly called meeting is convened, the Members present may continue to transact business until adjournment, even though the departure of Members originally present leaves less than the proportion otherwise required for a quorum.

4. The Members will select a chairperson for each meeting.

5. Any meeting may be adjourned from time to time to another date and time and to another place. If at the time of adjournment the persons chairing the meeting announce the date, time and place at which the meeting will be reconvened, it is not necessary to give further notice of the reconvening.

6. A Member may cast or authorize the casting of a vote by filing a written appointment of a proxy with either of the Manager of the Company at or before the meeting at which the appointment by telegram, cablegram or other means of electronic transmission stating, or submitted with information sufficient to determine, that the Members authorized the transmission. Any copy, facsimile, telecommunication or other reproduction of the original of either the writing or the transmission may be used in lieu of the original, if it is a complete and legible reproduction of the entire original.

7. Any action permitted to be taken at a meeting in accordance with Subsection 6.G.3. above may be taken without a meeting by written action. When written action is taken by less than all Members, the Company will immediately notify all Members of the action's text and effective date. Failure to provide the Notice does not invalidate the written action.

8. The Members may participate in any meeting of the Members by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other. Participation in a meeting pursuant to this Subsection 6.G.8. shall constitute presence in person at such meeting.

7. **Management**.

A. **Management of the Company**.

1. **Exclusive Management by Manager**. The Manager hereinafter designated shall have the exclusive right and power to manage the Company's business, property and affairs. The Manager shall have full, complete and exclusive authority, power and discretion to manage and control the business, property and affairs of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's business, property and affairs.

2. **Agency Authority of Manager**. The Manager, acting alone, is authorized to endorse checks, drafts and other evidences of indebtedness made payable to the order of the Company, but only for the purpose of deposit in the Company's accounts, to buy and sell assets (including but not limited to commercial real estate), and to execute instruments placing mort-

gages or deeds of trust on such assets. In general, the Manager, acting alone, shall have the authority to conduct the day-to-day affairs and operations of the Company.

B. **Appointment of Manager**.

1. **Number, Term and Qualifications**. The Company shall be managed by one (1) Manager, who shall have sole authority with respect to the business, property and affairs of the Company; to be exercised in accordance with the provisions of Subsection 7.A above. The Manager shall have such titles as he may determine. The initial Manager of the Company shall be Brandon C. Moore. Any future Manager need not be a Member of the Company.

2. **Resignation**. A Manager may resign at any time by giving written notice to the Members. The resignation of a Manager shall take effect upon receipt of notice to such effect or at such later date as shall be specified in the notice. Unless otherwise specified in the notice, acceptance of the resignation shall not be necessary to make it effective. The resignation of a Manager who is also a Member shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of the Member.

3. **Removal**. A Manager and his or her substitute or successor may be removed at any time for "Cause." Any removal shall not affect the Manager's rights as a Member or constitute a withdrawal of the Member. For purposes of this Section, "Cause" shall mean gross negligence, willful misconduct, embezzlement or willful breach of such Manager's obligations under this Agreement or any employment contract with the Company, each as may be reasonably determined by a vote of seventy-five percent (75%) of the outstanding Units, or conviction for fraud. Notwithstanding anything to the contrary in this Agreement, no Manager shall be terminated for "Cause" by a vote of the Members unless prior to such termination: (a) Members holding at least sixty percent (60%) of the outstanding Units agree in writing that "Cause" may exist, (b) the Manager is given written notice setting forth the exact nature of the conduct believed to constitute "Cause," (c) the Manager is given a period of sixty (60) days in which to take good faith actions to cure such conduct, and (d) at the conclusion of such sixty day period, Members holding at least seventy-five percent (75%) of the outstanding Units find, in writing, that "Cause" exists and that the Manager should be terminated. The Units of a Manager that is a Member shall be taken into effect and may be voted in any of the votes contemplated pursuant to this Section 7.B.

4. **Vacancies**. If a Manager dies, is unable to continue his duties for any reason, resigns or is removed for Cause, then the Members shall nominate a successor Manager to serve in the resigning or removed Manager's place and stead. Any such successor Manager must be approved by a two-thirds (2/3) of the outstanding Units. Any successor Manager shall be paid reasonable compensation for his, her or its services.

C. **Powers of Managers**.

1. **Powers of Managers**. Without limiting the generality of Subsection A of this Section 7, but subject to the express limitations set forth elsewhere in this Agreement, the Managers shall have all necessary powers, without approval from the Members, to manage and

carry out the purposes, business and affairs of the Company, including, without limitation, the power to:

(a) Institute, prosecute and defend any proceeding in the Company's name;

(b) Purchase, lease or other acquisition of property (whether such property is real, personal, or otherwise); own, improve, use and deal with property, wherever located;

(c) Enter into contracts and guaranties; incur liabilities; borrow money; issue notes, bonds and other obligations; and secure any of its obligations by mortgage or pledge of any of its property or income;

(d) Lend money, invest and reinvest the Company's funds, and receipt and hold property as security for repayment; provided, however, that no loan may be made to any Member or his/her affiliates unless such loans are reasonable advances related to the operations of the Company;

(e) Conduct the Company's business, establish Company offices and exercise the powers of the Company;

(f) Appoint officers, employees and agents of the Company, define their duties, establish and pay their compensation;

(g) Participate in partnership agreements, joint ventures or other associations of any kind with any person, persons;

(h) Retain legal counsel, auditors and other professionals in connection with the Company business and to pay therefore such remuneration as the Manager may determine;

(i) Purchase insurance on the life of the Manager for the benefit of the Company;

(j) Issue securities of the Company that are convertible or exercisable into Units; and

(k) Subject to the approval of the Members as set forth in Section 6.F.1, accept subscriptions for and sell any unissued Units.

D. **<u>Performance of Duties; Liability of Manager.</u>** A Manager shall not be liable to the Company or to any Members for any loss or damage sustained by the Company or any Members, unless the loss or damage shall have been the result of fraud, deceit, gross negligence, reckless or intentional misconduct or a knowing violation of law by the Manager. The Manager shall perform his managerial duties in good faith, in a manner they reasonably believes to be in the best interests of the Company and its Members, and with such care, including reasonable inquiry, as an ordinarily prudent person in a like position would use under similar circumstances. A Manager who so performs the duties of Manager shall not have any liability by reason of being or having been a Manager of the Company.

E. **Devotion of Time**. The Manager are not obligated to devote all of his time or business efforts to the affairs of the Company. However, the Manager shall devote whatever time, effort and skill as is required for the efficient and successful operation of the Company business and purposes as hereinabove stated in Section 3.

F. **Compensation to Manager**. The Manager shall not receive any salary or other compensation from the Company for his services as a Manager through December 31, 2005. Commencing as of January 1, 2006, the Manager may receive compensation in an amount approved by the Members (with the Units held by the Manager not voting). Notwithstanding the foregoing, nothing contained in this Agreement shall prohibit the Manager from receiving a fee, commission, or other compensation from a third party in connection with the Company's purchasing real estate as part of its connection with its business.

G. **Limited Liability.** No person who is a Manager of the Company shall be personally liable under any judgment of a court, or in any other manner, for any debts, obligation or liability of the Company, whether that liability or obligation arises in contract, tort or otherwise solely by reason of being a Manager of the Company.

H. **Indemnification.** The Company shall indemnify the Manager for all costs, losses, liabilities and damages paid or accrued by such Manager in connection with the business of the Company to the fullest extent provided or allowed by law. The Company may purchase and maintain insurance against any liability asserted against and incurred by a Manager.

I. **Company Operating Expenses**. The Manager shall be primarily responsible for the day-to-day operations of the Company and the development and promotion of its business activities. The Manager will devote necessary time and attention to the operation of the Company's business and the development and procurement of business opportunities. The cost and expenses associated with the Manager's business activities on behalf of the Company shall be funded, or caused to be funded, by the Company, who shall defray the overhead and administrative expenses of the Company and expenses incurred by the Manager in developing and promoting the Company's business activities. The Manager shall keep and maintain at the Company's offices full and complete records of all overhead, administrative, travel and entertainment expenses incurred by the Manager and furnish annual reports thereof to the Members. To the extent not covered by Company revenues, loans or funds advanced to the Company made by lenders or Members shall be repaid as a prior charge against "Available Cash" as hereinafter defined in Section 9.A.1 and prior to the distribution of Available Cash as provided in Section 9.B.1. In the event that the Company contracts with a vendor that is affiliated with a Member, the rates paid under such contract shall be rates that are no greater than the Company would have paid had the contract been negotiated in an arms-length transaction with a third party.

J. **Vendor Contracted Services**. To the extent not covered by the revenues of the Company, the Manager may also advance, or cause to be advanced, to the Company funds necessary to pay approved legal and accounting fees and other vendor-contracted services. Advances made by Members, or caused to be made by them, for such third party services shall also be a prior charge against "Available Cash" as hereinafter defined and reimbursed prior to the distribution of Available Cash and Profit to Members. In the event that the Company contracts with a vendor that is affiliated with a Member, the rates paid under such contract shall be rates that are no greater than the Company would have paid had the contract been negotiated in an arms-length transaction with a third party.

8. **Separate Capital Accounts**.

The Company shall maintain a separate Capital Account for each Member in accordance with the regulations promulgated under Section 704(b) of the Internal Revenue Code of 1986 as amended (the "Code"), and the Treasury Regulations there under.

9. **Profits, Losses and Distributions**.

A. **Defined Terms**. For purposes of this Agreement, the following terms shall have the meaning specified below unless the context otherwise requires:

1. **Available Cash**. "Available Cash" means, with respect to any taxable year of the Company, at the time of determination, the cash revenues and receipts received or collected by the Company from any source (including, but not limited to, gross operating receipts, gross sales proceeds, loan or refinancing proceeds and Capital Contributions) reduced by the sum of the following to the extent made from such cash revenues and receipts: (a) all cash expenditures (including, without limitation, capital expenditures) incurred and operating needs incident to the operation of the Company's business, including its Properties (as defined in Section 10) and (b) all principal and interest payments on any indebtedness owed by the Company (including but not limited to mortgages and other liens on real property and interest on notes that the Company has issued) and all other sums paid to lenders.

2. **Capital Account.** "Capital Account" means, as to any Member, the Capital Contribution actually made by that Member, plus all Profit allocated to that Member, and minus the sum of (i) all Loss allocated to that Member; (ii) the amount of cash and the fair market value of any other assets distributed to that Member (net of liabilities, assumed or taken subject to by such members, and (iii) such Member's distributive share of all other expenditures of the Company not deductible in computing its taxable income and not properly chargeable as additions to the basis of Company property. Each Member's Capital Account shall be determined and maintained in accordance with the Treasury Regulations adopted under Section 704(b) of the Code. Any questions concerning a Member's Capital Account shall be resolved by applying principles consistent with this Agreement and the Treasury Regulations adopted under Section 704 of the Code in order to ensure that all allocations to Members will have substantial economic effect or will otherwise be respected for federal income tax purposes.

3. **Capital Contribution**. "Capital Contribution" means the total amount of cash and the fair market value (net of liabilities assumed or taken subject to by the Company) of any other assets contributed (or deemed contributed under Treasury Regulations Section 1.704-1(b)(2)(iv)(d)) to the Company by a Member. The Capital Contributions of the Members are stated on Exhibit A.

4. **Capital Proceeds**. "Capital Proceeds" means the gross receipts received by the Company from a Capital Transaction.

5. **Capital Transaction**. "Capital Transaction" means the sale, exchange, financing, refinancing, condemnation, casualty or other disposition of all, or substantially all, of the assets of the Company.

6. **Code**. "Code" means the Internal Revenue Code of 1986, as amended, or any corresponding Section of any succeeding law.

7. **Minimum Gain**. "Minimum Gain" has the meaning set forth in Treasury Regulations Section 1-704-2(d). Minimum Gain shall be computed separately for each Member, applying principles consistent with both the foregoing definition and the Treasury Regulations promulgated under Section 704 of the Code.

8. **Negative Capital Account**. "Negative Capital Account" means a Capital Account with a balance less than zero.

9. **Positive Capital Account**. "Positive Capital Account" means a Capital Account with a balance greater than zero.

10. **Profit and Loss**. "Profit and Loss" means for each fiscal year or other period, an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss).

11. **Restoration Amount**. "Restoration Amount" means with respect to each Member (a) the Member's share of Minimum Gain, and (b) any amount, which the Member is unconditionally required under this Agreement or by law to contribute to the Company to restore the Member's Negative Capital Account balance under Section D hereof.

B. **Allocation of Profit or Loss from Operations; Allocation and Distributions of Available Cash, and Redemption of Outstanding Notes.**

1. **Advances from Members**. Prior to any Available Cash being distributed to Members, any costs or expenses advanced by Members shall be repaid to such Members.

2. **Distributions to Members; Redemption of Notes; Set Aside of Available Cash.** Once the Company's accrued but unpaid obligations have been paid or funds have

been set aside therefor, the remaining Available Cash (if any) shall be distributed or set aside in the order as follows:

(a) To the Members, pro-rata based upon the number of Units held, in order to approximate their current tax liabilities from the Company's net income for the year of distribution, at a rate equal the highest federal income tax rate for individuals at the end of each year plus an assumed state rate of 5%;

(b) To the extent that there is Available Cash, to holders of outstanding notes that the Company has issued to redeem such notes;

(c) To the extent that there is Available Cash, the Manager(s) shall retain a sufficient reserve for operations and debt payment as he deems advisable and in the Company's best interests; and

(d) To the extent that there is Available Cash, to the Members, prorata based upon the number of Units held.

3. **Taxable Income** . For any taxable year of the Company, taxable income shall be allocated to the Members as follows:

(a) First, to the Members, in proportion to their respective Negative Capital Accounts, the amounts necessary, if any, to increase each Member's Capital Account to zero;

(b) Second, to the Members, in proportion to the cumulative losses allocated to the Members less amounts previously allocated pursuant to this paragraph and the immediately preceding paragraph to the extent the Negative Capital Account is attributable to losses allocated; and

(c) Finally, to the Members in proportion to their Membership Interests.

4. **Taxable Loss**. The losses of the Company, and each item of loss or deduction entering into the computation thereof, shall be allocated to the Members in proportion to the Membership Interests, unless otherwise allocated in accordance with Section 704(b) of the Code and the regulations thereunder.

5. **Special Allocations**.

(a) **Qualified Income Offset**. No Member shall be allocated Losses or deductions if such allocation causes a Member's Negative Capital Account to increase in excess of the Member's Restoration Amount. If a Member receives (1) an allocation of loss or deduction (or item thereof) or (2) any Company distribution, which causes such Member to have a Negative Capital Account in excess of its Restoration Amount or increase a Member's Negative Capital Account at the end of any Company taxable year in excess of its Restoration Amount, then all items of income and gain of the Company (consisting of a prorata portion of each item of Company income, including gross income and gain) for such taxable year shall be allocated to such Member, before any other allocation is made of Company items for such taxable year, in the amount and in proportions required to eliminate such excess as quickly as possible. This Section 9.B.5(a) is intended to comply with, and shall be interpreted consistently with, the "qualified income offset" provisions of the Treasury Regulations promulgated under Section 704(b) of the Code.

(b) **Minimum Gain Chargeback**. If there is a net decrease in the Minimum Gain during any taxable year and if any Member has a Negative Capital Account as of the last day of such taxable year which exceeds the Member's Restoration Amount as of such last day, then all items of gross income and gain of the Company for such taxable year (and, if necessary, for subsequent taxable years) shall be allocated to such Member in the amount and in the proportions required to eliminate such excess as quickly as possible. This Section 9.B.5(b) is intended to comply with, and shall be interpreted consistently with, the "minimum gain charge-back" provisions of the Treasury Regulations promulgated under Section 704(b) of the Code.

C. **Allocation of Profit or Loss from a Capital Transaction**.

1. **Taxable Income**. Taxable income from a Capital Transaction shall be allocated in accordance with Section 9.B.(4) above.

2. **Taxable Loss**. Loss from a Capital Transaction shall be allocated in accordance with Section 9.B.5 above.

D. **Liquidation or Dissolution**.

1. In the event the Company is liquidated or dissolved, the assets of the Company shall be distributed, after taking into account the allocations of Profit or Loss pursuant to Section 9.B., if any, to the Members to the extent of and in proportion to the balances in their respective Positive Capital Accounts.

2. In the event of a liquidation or dissolution, no Member shall be obligated to restore a Negative Capital Account at any time.

E. **General**.

1. The timing and amount of all distributions shall be as determined by the Manager, but no less often than quarterly.

2. If any assets of the Company are distributed to the Members in kind, those assets shall be valued on the basis of their fair market value, and any Members entitled to any interest in that asset shall receive that interest as a tenant-in-common with all other Members so entitled. An independent appraiser selected by the Members shall determine the fair market value of the assets distributed in kind. Based upon the fair market value, the Profit or Loss for each unsold asset shall be determined as if that asset had been sold at its fair market value, and the Profit or Loss shall be allocated as provided in Section 10.3 and shall be properly credited or

charged to the Capital Accounts of the Members prior to the dissolution of the assets in liquidation pursuant to Section 9.D.

3. For each taxable year, all Profit and Loss of the Company shall be allocated at and as of the end of that taxable year.

4. Except as otherwise provided in this Section 9.E.4, all Profit and Loss shall be allocated, and all distributions of cash shall be distributed, as the case may be, to the persons shown on the records of the Company to have been Members as of the last day of the taxable year for which that allocation or distribution is to be made. Unless the Members agree to separate the Company's fiscal year into segments, if the Company admits a new Members to the Company or if a Member sells, exchanges or otherwise disposes of all or any portion of the Member's Interest to any person who, during that taxable year, is admitted as an additional or substitute Member, the Profit and Loss shall be allocated between the transferor and the transferee on the basis of the number of days of the taxable year in which each was a Member, *provided, however*, that in the event of a Capital Transaction or any other extraordinary non-recurring items of the Company, Profit, Loss and distributions shall be allocated to the Member shown on the records of the Company as of the date of such event.

5. The methods set forth above by which Profit, Loss and distributions are allocated, apportioned and paid are hereby expressly consented to by each Member as an express condition to becoming a Member. Upon the advice of the outside accountants or of legal counsel to the Company, this Section 9 may be amended to comply with the Code and the regulations promulgated under Section 704 of the Code, *provided, however*, that no such amendment shall become effective without the consent of those Members who would be naturally or adversely affected thereby.

10. **Company Property**.

The Company's property shall consist of all tangible and intangible property, all other assets and all Company funds (the ***"Property"***). Title to the Property and assets of the Company may be taken and held only in the name of the Company or in such other name or names as shall be determined by the Manager.

11. **Capital Contributions**.

A. Each Member has contributed to the capital of the Company the amount in cash set beside the Member's name on Exhibit "A" and has received a credit to the Member's Capital Account in the amount of such investment. No Member shall be required to contribute any additional amount to the capital of the Company beyond that sum required pursuant to this Section 11.A.

B. In the event that at any time (or from time to time) additional funds in excess of (i) the aforesaid Capital Contributions of Members, (ii) the proceeds from any loan financing; (iii) gross rental receipts, and (iv) any other income of the Company are required by the Company for or in respect of its business or any of its obligations, expenses, costs, liabilities or expenditures (including, without limitation on the generality of the foregoing, any operating deficits), then the Manager, acting for and on behalf of, and in the name of the Company, may cause the Company to borrow such required additional funds, with interest payable at then prevailing rates, from commercial banks, savings and loan associations and/or other lending institutions or persons (including Members or their affiliates). The terms of any such loan must be approved by at least two of the Managers. In the event that the Manager is unable or unwilling to cause the Company to borrow said required additional funds, any Member or other person or entity may lend such funds or cause the same to be loaned to the Company. Any such loan to the Company shall bear interest at such rate as the Manager and such lending Member or party may determine (provided, however, that the maximum interest rate on such loan shall not exceed an interest rate equivalent to the prime rate as published in the Wall Street Journal as of the date of such loan, plus four percent (4%), and shall be repaid, in accordance with the provisions of Section 9 hereof, to the lending Member or party on the terms upon which such loans are made.

C. The provisions of this Section 11 are not for the benefit of any creditor or other person other than a Member to whom any debts, liabilities or obligations are owned by, or who otherwise has any claim against, the Company or any Member, and no creditor or other person shall obtain any rights under this Section or by reason of this Section, or shall be able to make any claim in respect of any debts, liabilities or obligations against the Company or any Member.

12. **Taxes**.

A. **Elections.** The Manager may make any tax elections for the Company allowed under the Code or the tax laws of any state or other jurisdiction having taxing jurisdiction over the Company.

B. **Tax Matters Partner**. The Manager, as designated by the Members, shall act as the Tax Matters Partner of the Company pursuant to Section 6231(a)(7) of the Code. The Tax Matters Partner shall represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by tax authorities, including resulting judicial and administrative proceedings, and shall expend the Company funds for professional services and costs associated therewith. The Tax Matters Partner shall oversee the Company tax affairs in the overall best interests of the Company. If for any reason the Tax Matters Partner can no longer serve in that capacity, or ceases to be a Manager, the Members may designate another Manager to be Tax Matters Partner.

13. **Bank Accounts**.

All funds of the Company shall be deposited in such bank or savings and loan account or accounts as shall be designated by the Manager. Withdrawals from any such bank account shall be made as provided in Section 7 above, and shall be made only for the purposes of the Company.

14. **Books and Records**.

The Company shall keep true, exact and complete books of account, records and supporting documents in which shall be entered fully and accurately each and every transaction of the Company. The fiscal year and the taxable year of the Company shall be the calendar year. The books of account shall be kept on the cash method of accounting and the tax returns for the Company shall be filed on the cash basis. The books of the Company shall be converted at least annually to the accrual basis of accounting in accordance with generally accepted accounting principles. No less than annually, the financial statements of the Company shall be audited by a certified public accounting firm licensed to doc business in the Commonwealth of Virginia and every state in which the Company is required to file financial information. The accounting firm shall be selected by a majority in interest of the Members. A copy of the audited financial statements, the applicable federal Form 1065 Schedule K-1 and any similar state forms shall be transmitted to each Member within seventy-five (75) days following the close of the fiscal year. The records shall be kept at the principal office of the Company and shall include at least the following: (i) a current list of the full name and last known business address of each Member, in alphabetical order; (ii) a copy of the Articles of Organization and the Certificate of Organization of the Company, and all Articles of Amendment and Certificates of Amendment thereto; (iii) copies of the Company's federal, state and local income tax returns and reports, if any, for the three (3) most recent years; (iv) a copy of this Agreement, as amended; and (v) copies of the Company's financial statements (balance sheet and income and cash flow statements) for the three (3) most recent years.

15. **Disposition of Membership Interests**.

A. **Right of First Refusal**.

1. If any Member receives a bona fide offer for all or any part of such Member's Interest in the Company, which such Member desires to accept, the Member receiving such offer (hereinafter sometimes referred to as the "Offering Member") shall notify the Company and all of the other Members (hereinafter sometimes referred to as the "Other Members") in writing. If the Offering Member is in receipt of a bona fide offer, such notice shall be accompanied by a true copy of the offer. To be a "bona fide offer" for purposes hereof, same must be made by a party financially able to fulfill the offer and be accompanied by a deposit in the form of a certified check or cashier's check for not less than twenty percent (20%) of the purchase price offered, and must disclose the full name and business and residence address of the offeror. The notification to the Company and to the Other Members of such offer shall be construed as an offer to sell and must be sent via certified or registered mail, postage prepaid, return receipt requested, addressed to the registered office of the Company or to the last address of each such Other Members shown on the records of the Company, as the case may be.

2. For a period of ten (10) days (a) after the mailing by the Offering Member of the notice described in Subparagraph 15.A.1, the Other Members (in proportion to the Membership Interest of the Company owned by the Other Members desirous of purchasing said Membership Interest, in the event more than one of the Other Member should so desire) shall irrevocably have the right and option to purchase in the aggregate all, but not less than all, of the

Membership Interest owned by the Offering Member at the same price and on the same terms as set forth in the bona fide offer. Should one or more of the Other Members elect to purchase the Membership Interest of the Offering Member, the Offering Member(s) shall give written notice of such election to the Offering Member via certified or registered mail, postage prepaid, return receipt requested, addressed to the Offering Member at his last address shown on the records of the Company, or at such other return address as may be stipulated in the original notice sent by him.

3. If some or all of the Other Members elect to exercise the right and option to purchase set forth in Subsection 15.A.2, settlement of the purchase shall take place within thirty (30) days of the date of the notice of election to purchase, at the office of the Company, at which time and place the Offering Member shall tender an appropriate instrument of assignment evidencing the transfer of the Membership Interest being sold, and the purchasers shall tender the purchase price in the form and manner prescribed by the bona fide offer.

4. In the event that the Offering Member does not receive within the time limits set forth in Subparagraph 15.A.2 written notice or notices of election to purchase all of the Membership Interest offered by him for sale, then and in such event, the Offering Member shall be free, for a period of three (3) months next following the last date on which the Other Members could have elected to purchase such Membership Interest as set forth in Subparagraph 15.A.2, to sell such Membership Interest to the outside offeror at a price and on terms and conditions not more favorable to the outside offeror than the price, terms and conditions set forth in the offer originally publicized by the Offering Member. If the sale to the outside offeror is not consummated within the three (3) month period aforesaid, such Membership Interest may not be sold unless again first offered for sale to the Other Members pursuant to this Subsection 15.A.

B. **<u>Exempt Transfers</u>.** A transfer is an "Exempt Transfer" for the purposes of this Agreement if the transfer is:

1. a purchase by the Company from a Member pursuant to an agreement between the Member and the Company, provided that the price paid for any such purchase shall not exceed the fair market value of the Membership Interest to be transferred;

2. a gift or assignment by a Member who is an individual, whether on death or inter vivos, to (a) a spouse, (b) a Family Member (as hereinafter defined), (c) a trust the sole beneficiaries of which consist solely of one or more Family Members (provided, however, that such trust may provide, on a remote contingent basis, for a charitable organization to receive the assets of the trust if all Family Members who are beneficiaries of such trust are deceased) or (d) a custodian under the Uniform Gifts to Minors Act or similar fiduciary for the exclusive benefit of his or her children. For purposes of this subparagraph, a "remote contingent basis" shall mean that the present value of such interest in such trust is equal to ten percent (10%) or less of the fair value of the trust assets;

3. a transfer to the legal representatives of a Member upon his or her death or adjudication of incompetency or by any such legal representatives to any person to whom such Member could have transferred such Units pursuant to subclause (1) of this sentence;

4. in the event that the Member is an entity which has a sole owner who is an individual or whose sole owners are individuals who are all Family Members, a gift or assignment to (a) one or more Family Members of the equity owner(s) of the entity or (b) one or more trusts, the sole beneficiaries of which consist of one or more Family Members of the equity owner(s);

5. a transfer of the ownership of a Member who is an entity as long as after such transfer, the persons or entities who own one hundred percent of the ownership interests of such Member as of the date the Member purchased its Units, together with their Family Members, own at least a majority of the ownership interests in the Member;

provided, however, that none of the dispositions set forth in (2) through (4) above shall constitute an Exempt Transfer unless each person to whom any such disposition is made shall, by written instrument, become a signatory to this Agreement. For the purposes of this Agreement, ***"Family Member"*** means the spouse of an existing Member, all members of his or her immediate family (i.e., parents, grandparents, children, including those adopted, children's direct descendants, including those adopted, brothers, sisters) and the spouses of the foregoing relatives or spouses of such persons or any relative of such spouses, nieces, nephews or a trust, the sole beneficiaries of which (including contingent or remainder beneficiaries) are any of the foregoing persons. In the event of the death of a Member, such Member's Membership Interests may be transferred in an Exempt Transfer pursuant to this Subsection 15.B.

C. **Substitute Members**. Anything to the contrary contained herein notwithstanding, the assignee of a Membership Interest (including, without limitation an assignment pursuant to an Exempt Transfer) shall have the right to become a substituted Member in the Company only if (i) the assignor so provides in the instrument of assignment; (ii) the assignee agrees in writing to be bound by the terms of this Agreement, as amended to the date thereof; (iii) consent to such assignment has been obtained from non-transferring Members owning in the aggregate a majority of the Units owned by all non-transferring Members (unless such transfer is an Exempt Transfer, in which case no consent shall be required), and (iv) the assignee pays the reasonable costs incurred by the Company in preparing and recording any necessary amendments to this Agreement.

D. **Termination of Section 15.** The provisions of this Section 15 shall terminate as of June 30, 2019, unless, prior to such date, the Members vote either to continue the provisions of this Section 15 after June 30, 2019, or to terminate these provisions prior to such date.

16. **Dissolution**.

If dissolution is unanimously ordered in writing by the Members, the Company may be dissolved as of the end of any calendar year. Anything contained herein or in the Act to the contrary notwithstanding, the death, resignation, retirement, expulsion, bankruptcy or dissolution of a Member shall not dissolve the Company, unless there are no remaining Members.

17. **Withdrawal of a Member**

A. **No Voluntary Right of Withdrawal; No Mandatory Withdrawal.** No Member shall have the right to withdraw as a Member or to cause the Company to repurchase his Membership Interests. The Company shall not have the right to force a Member to withdraw from the Company or to sell his Membership Interest to the Company.

B. **Purchase of Units.** The Company may, but is not obligated, to purchase Membership Interests from any Member upon such terms and conditions as the Manager shall determine. Such Member shall be deemed to have withdrawn from the Company upon the closing of such purchase, and the Manager shall amend the Company's books and records and Exhibit A hereto accordingly. The Manager may thereafter resell such Interests in accordance with the terms of this Agreement.

C. **Continuation of the Company.** The Company shall continue notwithstanding the withdrawal of a Member, unless such withdrawn Member is the last remaining Member.

18. **Winding Up**.

Upon dissolution of the Company, the Company shall liquidate its assets and wind up its affairs in the following manner. A reasonable time shall be allowed for the orderly liquidation of the assets of the Company and the discharge of its liabilities in order to minimize the normal loss attendant upon such a liquidation. The Members shall liquidate the Company and shall have the authority to perform any and all acts and to take any and all actions, which may be necessary, appropriate or incidental thereto. The authority of the Members shall continue as long as necessary, and exercise of such authority shall be deemed a proper act in writing up the affairs of the Company. Further, the Members are authorized to sell the assets of the Company in a bona fide sale or sales to any part or parties (including a Members) at such priced or prices and upon such terms as they may deem advisable, having due regard for the interests of all Members. Any such sale or sales shall be deemed a proper act in winding up the affairs of the Company.

19. **Notice**.

All communications provided for herein shall be made in writing and transmitted by mail, first class, postage prepaid, return receipt requested, to the Members at the addresses set forth in Exhibit A. Any address may be changed by notice given to the Members, as aforesaid, by the party whose address for notice is to be changed. Insofar as practicable, any consent of the Members required or appropriate under this Agreement shall be accomplished by written instrument without the necessity of meetings of the Members. Upon completion of the liquidation of the Company and the distribution of all Company assets, the Company shall terminate and the Manager shall have the authority to execute and record a Certificate of Cancellation of the Company as well as any other documents required to effectuate the dissolution and termination of the Company.

20. **Severability**.

The invalidity or unenforceability of any provision in this Agreement shall not affect the other provisions hereof and this Agreement shall be construed in all respects as of such invalid or unenforceable provision were omitted.

21. **Interpretation**.

This Agreement shall be interpreted and construed in accordance with the laws of the Commonwealth of Virginia. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons referred to may require. The captions of sections of this Agreement have been inserted as a matter of convenience only and shall not control or affect the meaning or construction of any of the terms or provisions hereof.

22. **Entire Agreement**.

The parties hereto agree that all understandings and agreements heretofore made between them are merged in this Agreement, which alone fully and completely expresses their agreement with respect to the subject matter hereof. There are no promises, agreements, conditions, understandings, warranties or representations, oral or written, express or implied, among the parties hereto, other than as set forth in this Agreement and the Articles. All prior agreements among the parties are superseded by this Agreement, which integrates all promises, agreements, conditions and understandings among the parties with respect to the Company and its property. No termination, revocation, waiver, modification or amendment of this Agreement shall be binding unless agreed to in writing and executed by all the Members.

23. **Counterparts; Effective Date**.

This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which shall constitute one agreement, and facsimile signatures shall be deemed to be original signatures. The signatures of any party to a counterpart shall be deemed to be a signature to, and may be appended to, any other counterpart. This Agreement is dated and shall be effective among the parties as of the date first above written.

24. **Binding Effect**.

This Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective successors, assigns, heirs, executors, administrators and legal representatives.

25. **Change in Form of Entity**.

The Members may vote to change its form of entity to another form of entity pursuant to the procedures set forth in Section 26. Notwithstanding the foregoing, no change of form of entity shall be effective if, as a result of such change of form of entity, one or more Members have a smaller Interest in the Company than they had immediately prior to such change in form of entity, unless each of such Members having a smaller Interest agrees in writing to such change; provided that this sentence does not apply if the Interests of all Units prior to such change in form of entity is reduced pro rata.

26. **Amendment Procedure**.

Amendments to this Agreement may be proposed by the Manager or by any Member. A proposed amendment will be adopted and become effective only if it receives the approval of two-thirds (2/3) of the outstanding Units. The Members or Manager proposing an amendment to this Agreement shall give the remaining Members and Manager written notification of such proposal, including the text of any amendment or document and a statement of its purpose.

[signatures on next page]

IN WITNESS WHEREOF, the parties hereto have hereunto affixed their hands and witnessed effective as of the date first above written.

MEMBERS

/s/ Brandon C. Moore
Brandon C. Moore

/s/ Norm Huxman
Norm Huxman

Exhibit – A

Mariposa Funding LLC

Members	Capital Contributed	Units	Membership Interest
Brandon C. Moore 7419 Tower St. Falls Church, VA 22046	$5,000.00	140,000	66.67%
Norman L. Huxman 16499 W. 67th Circle Arvada, CO 80007	$5,000.00	70,000	33.33%
Totals	$10,000.00	210,000	100.00%

Exhibit 3

MARIPOSA FUNDING LLC

$__________
Falls Church, Virginia   ___________, 2004

7% CONVERTIBLE, REDEEMABLE PROMISSORY NOTE

Mariposa Funding, LLC, a Virginia limited liability company (the "Company"), for value received, hereby promises to pay to __________________, or registered assigns (the "Holder"), the principal amount of __________________ Dollars ($_______) (the "Principal"), together with interest thereon as set forth below. Subject to the other terms and conditions herein, all money paid in satisfaction of this Note shall be applied first to the cost of collection, then to payment of interest as required hereunder and then to the retirement of the Principal.

1. Interest. Interest shall accrue at the rate of seven percent (7%) per annum, calculated on the basis of a three hundred sixty five (365) day year, and shall be payable on the last day of each calendar quarter.

2. Principal Payment. All Principal and any accrued interest then outstanding shall be payable on June 30, 2019, or such later date as may be agreed to (after the date hereof) by the Holder (the "Maturity Date"). The Principal and outstanding interest will be paid upon surrender of the original of this Note.

3. Prepayment. Except for redemption as set forth in Paragraph 5 hereof, the Company may not prepay this Note without the consent of the Holder hereof.

4. Conversion.

(a) The Holder may convert all, but not less than all, of the Principal of this Note into such number of whole Units of the Company (as defined in the Company's Operating Agreement as may then be in effect (the "Agreement")) as may be determined by dividing the outstanding Principal by twelve dollars and fifty cents ($12.50) per Unit. The Holder may elect to convert by notifying the Company, in writing (the "Conversion Notice"), by no later than March 31, 2019 (the "Conversion Notice Deadline"), that the Holder intends to convert the Note; provided however, that the Company may, in its discretion, extend the Conversion Notice Deadline to a later date. If the Holder does not provide notice of Holder's intent to convert this Note prior to the Conversion Notice Deadline, the Holder shall be deemed to have waived his right to convert this Note into Units and shall not be entitled to convert this Note into Units.

(b) Provided that the Holder has timely provided the Conversion Notice as set forth in Paragraph 5(a) above, the conversion shall become effective (the "Effective Date") on the later of: (i) the Maturity Date or (ii) such date as the Company has received both the Conversion Notice and the original of this Note. Within five (5) business days after the Effective Date, the Company shall issue the Holder written notification of the number of Units purchased, together with any outstanding, unpaid interest. The Company shall not be obligated to issue certificates for Units but shall keep the notation of such issuance on its books and records.

(c) Notwithstanding any provisions in this Note to the contrary, this Note does not provide Holder with any voting rights, distribution rights, or other rights as a holder of Units or other equity interests in the Company until the Effective Dates.

(d) In the event that, prior to the Effective Date, the Company shall change its form of entity from a limited liability company to a corporation or another entity, then the Notes shall be converted into shares of capital stock or other forms of equity interest, as may be applicable, upon such terms so as to provide the Holder with the same ownership and voting interests in the Company as if the Holder converted the Notes into Units.

(e) Upon conversion, the Units or other forms of equity interests in the Company shall be subject to the terms of the Operating Agreement or such other forms of organizational and operating provisions applicable to the Company as of March 31, 2019.

5. Redemption.

(a) Subject to the terms and conditions set forth in the Subscription Agreement of even date herewith (the "Subscription Agreement"), the Holder may, but is not obligated to, elect to redeem this Note for cash. Such election shall be made, effective beginning as of July 1, 2008, by giving written notice to the Company of the Holder's election to redeem. The Company's obligation to redeem this Note is subject to certain limitations as set forth in subsections 5(d) and (e), below.

(b) In the event that the Holder elects to redeem this Note, the Holder will be paid, in lieu of Principal, an amount based on the date in which the Note is actually redeemed by the Company, as set forth below:

Date Redeemed	Redemption Price
July 1, 2008 – June 30,2009	$850
July 1, 2009 – June 30,2010	$865
July 1, 2010 – June 30,2011	$880
July 1, 2011 – June 30,2012	$895
July 1, 2012 – June 30,2013	$910
July 1, 2013 – June 30,2014	$925
July 1, 2014 – June 30,2015	$940
July 1, 2015 – June 30,2016	$955
July 1, 2016 – June 30,2017	$970
July 1, 2017 – June 30,2018	$985
July 1, 2018 – June 30,2019	$1,000

In the event that the date in which the Note is redeemed differs from the date in which the Holder requested redemption, the date in which the Note is redeemed shall govern.

(c) Interest will be paid on the full Principal amount until the date the Note is redeemed.

(d) Notwithstanding anything in this Section 5 to the contrary:

i) the Company is not obligated to redeem annually more than one percent (1%) of the principal amount of Notes that the Company has issued in 2004 in form similar to this Note;

ii) notwithstanding subsection (d)(i), above, the Company may not redeem Notes in the event that the Company does not have available funds to do so (the "Redemption Obligations"); and

iii) the Company may, at its sole discretion, choose to redeem in any year more than 1%of the principal amount of Notes that the Company has issued in 2004 in form similar to this Note, provided that the Company has available funds to do so.

(e) The Company will redeem the Notes based upon the order it receives their written request of redemption. Should a Note holder's request for redemption be unfulfilled due to the Company already having met its Redemption Obligations for a specific year, then that Note holder's request will automatically be carried over to subsequent years.

(f) The Company may designate one or more persons or entities, in lieu of the Company, to purchase the Note subject to redemption pursuant to this Section 5; provided that, unless the Company chooses to redeem the Note pursuant to Section 5(d)(iii), the Company will remain obligated to purchase the Note if the persons or entities so designated do not purchase the Note.

6. Default. The entire unpaid amount of Principal plus all accrued interest hereon shall immediately be due and payable if any of the following events occur (each an "Event of Default"):

(a) The Company shall (i) apply for or consent to the appointment of a receiver, trustee or liquidator of itself or any material portion of its property, (ii) make a general assignment for the benefit of creditors, or (iii) file a voluntary petition in bankruptcy or a petition or an answer seeking or consenting to reorganization or an arrangement with creditors or to take advantage of any bankruptcy, reorganization, insolvency, readjustment of debt, dissolution or liquidation law or statute, or an answer admitting the material allegations of a petition filed against it in any proceeding under any such law, or take corporate action for the purpose of effecting any of the foregoing;

(b) An order for relief shall be entered in any involuntary case brought against the Company under the Bankruptcy Code and shall not be dismissed within ninety (90) days after the filing of the petition, or an order, judgment or decree under any other law is entered by any court of competent jurisdiction or by any other governmental authority on the application of a governmental authority or of a person other than the Company (i) adjudicating the Company bankrupt or insolvent, (ii) appointing a receiver, trustee or liquidator of the Company or of a material portion of the Company's assets, or (iii) enjoining, prohibiting or otherwise limiting the operation of a material portion of Company's business or the use or disposition of a material portion of the Company's assets, and such order, judgment or decree continues unstayed and in effect for a period of ninety (90) days from the date entered; or

(c) The Company shall liquidate, dissolve or terminate its existence;

provided that an action specified in subsection 6(a), (b), or (c) regarding a subsidiary of the Company or with regard to any real property or real properties that the Company (or any of its subsidiaries) owns or has an interest, by itself, will not be deemed an Event of Default.

Upon the occurrence of an Event of Default, the Holder shall be entitled to pursue all remedies available to it at law or in equity, including without limitation, injunctive relief and specific performance. In addition, the Holder shall be entitled to recover from the Company all reasonable costs or expenses incurred by it in connection with the enforcement or collection of its rights pursuant to this Note, including reasonable attorneys' fees.

7. Waivers.

(a) The Company hereby waives presentment, demand for payment, notice of dishonor, notice of protest and (except as otherwise provided for in this Note) all other notices or demands in connection with the delivery, acceptance, performance or default of this Note.

(b) No delay by the Holder in exercising any power or right hereunder shall operate as a waiver of any power or right, nor shall any single or partial exercise of any power or right preclude other or further exercise thereof, or the exercise thereof, or the exercise of any other power or right hereunder or otherwise; and no waiver whatsoever or modification of the terms hereof shall be valid unless set forth in writing by the Holder and then only to the extent set forth therein.

8. Governing Law. The terms of this Note shall be interpreted and construed in accordance with the laws of the Commonwealth of Virginia.

9. Severability. The invalidity or unenforceability of any provision in this Note shall not affect the other provisions hereof, and this Note shall be construed in all respects as of such invalid or unenforceable provision were omitted.

IN WITNESS WHEREOF, Mariposa Funding, LLC has caused this Note to be signed in its name by one of its officers.

MARIPOSA FUNDING, LLC

By:__________________________

Brandon Moore, Manager

Exhibit 4

MARIPOSA FUNDING LLC
SUBSCRIPTION AGREEMENT

1. General. This Subscription Agreement (the "Agreement") sets forth the terms under which the undersigned (the "Investor") will subscribe for and purchase the principal amount of 7% convertible, redeemable promissory notes (the "Notes") of Mariposa Funding LLC, a Virginia limited liability company (the "Company"), as set forth on the signature page hereof.

THIS AGREEMENT DOES NOT CONSTITUTE AN OFFER (A) BY ANYONE IN ANY JURISDICTION IN WHICH THE COMPANY IS NOT QUALIFIED TO MAKE SUCH AN OFFER; (B) TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER; OR (C) IN ANY JURISDICTION IN WHICH SUCH AN OFFER WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION OF THE SECURITIES.

THE U.S. SECURITIES EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AND EXEMPTION FROM REGISTRATION; HOWEVER THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL. INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THIS AGREEMENT AND AVAILABLE INFORMATION CONCERNING THE OFFERING, INCLUDING THE MERITS OF, AND RISKS INVOLVED IN, ACQUIRING THE SHARES OF COMMON STOCK.

Execution of this Agreement by the Investor shall constitute an agreement by the Investor that it is purchasing the Notes (the "Investment") set forth in **Section 1** hereof on the terms and conditions as set forth herein and in the Offering Circular to which this Agreement is attached. By executing this Agreement, the Investor acknowledges, accepts and agrees to be bound by all the terms contained in this Agreement.

2. Subscription Procedure and Consideration for Notes. The Investor hereby subscribes for the Investment, as described above, in consideration for the Investor's payment to the Company of US$________ (in principal amount of $1,000.00 or multiples of $1,000.00) by delivery of a check payable to [the Escrow Agent] at the address set forth on the signature page.

3. Investor's Representations and Warranties. The Investor represents and warrants to, and covenants with, the Company as follows **[INVESTOR to complete sections 3(c), (e), and (i)]**:

a. The Investor is purchasing the Investment solely for his own account, for investment purposes only, and not with an intent to divide his participation with others or to resell or otherwise dispose of all or any part of such Investment.

b. The Investor will be the beneficial owner of the Notes standing in Investor's name.

c. The Investor meets one or both of the following financial standards (check all that apply): **[INVESTOR to complete]**

_______ The Investors has an annual income of at least $45,000 and a net worth of $45,000, or

_______ The Investors has a minimum net worth (exclusive of home, home furnishings, and automobiles) of at least $150,000.

d. The Investor has had the opportunity to ask questions and receive answers concerning the terms and conditions of this offering and the risks involved in investing in the Notes and to obtain any additional information concerning the Company which the Company possesses or can acquire without unreasonable effort or expense.

e. The Investor has adequate means of providing for his current needs and contingencies and has no need for liquidity of his Investment. The Investor has at least $________ in cash, cash items, or liquid assets in which to meet his needs. **[INVESTOR to complete]**

f. The Investor's overall financial commitment to investments that are not readily marketable is not disproportionate to his net worth, and the Investment will not cause his overall commitment to be excessive.

g. The Investor understands that the Company is newly formed and has no revenue. THE INVESTOR UNDERSTANDS THAT PURCHASE OF THE NOTES IS EXTREMELY RISK, AND THE INVESTOR COULD LOSE HIS ENTIRE INVESTMENT IN THE COMPANY. The Investor is able to bear the economic risk of losing his entire Investment.

h. The Investor understands that there is no ready market for the Notes or for the Units into which the Notes may be converted and that the Investor may not be able to liquidate his Investment readily.

i. The Investor acknowledges that the Company makes no representations and/or warranties concerning any possible tax ramification. The Investor is making the Investment for the following reason(s): ____
[INVESTOR to complete]

4. Survival of Representations and Warranties. The representations, warranties, covenants and agreements contained herein shall survive the delivery of, and the payment for, the Investment.

5. Notices. Any and all notices, designations, consents, offers, acceptances or any other communication provided for herein shall be given in writing and shall be either hand-delivered or sent by recognized overnight express courier service or by United States mail (registered or certified, return receipt requested) to the parties at the following addresses:

(i) if to Company, to 7419 Tower St., Falls Church, VA 22046;

(ii) if to the Investor, to the address appearing on the signature page hereof, or to such other address as may be designated by the Investor in writing in accordance with this **Section 5**. Notice shall be deemed effective upon receipt or within five (5) days after deposit in the United States mail (properly addressed, with postage prepaid thereon), whichever is earlier; and

(iii) if to [the Escrow Agent], to [Address].

6. Miscellaneous. The section headings contained herein are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors, assigns, executors and administrators, but this Agreement and the respective rights and obligations of the parties hereunder shall not be assignable by any party hereto without the prior written consent of the other. This Agreement represents the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and cannot be amended, supplemented or modified except by an instrument in writing signed by the party against whom enforcement of any such amendment, supplement or modification is sought. The failure of any provision of this Agreement shall in no manner affect the right to enforce the other provisions hereof and the waiver by any party of any breach of any provision of this Agreement shall not be construed to be a waiver by such party of any succeeding breach of such provision or a waiver by such party of any breach of any other provision. The use of any gender herein shall be deemed to be or include the other gender and the use of the singular herein shall be deemed to be or include the plural (and vice versa), wherever appropriate.

7. Choice of Law and Venue. This Agreement shall be constructed and enforced in accordance with the laws of the Commonwealth of Virginia of the United States of America, without regard to its principles of conflicts of laws. Any disputes arising under this Agreement shall be litigated in the federal or state courts in the Commonwealth of Virginia, in the County of Arlington.

8. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement shall be binding upon, and enforceable by, each party who executes a counterpart hereof, regardless of whether any other party executes a counterpart hereof. Executed copies delivered by facsimile transmission shall be deemed an original signed copy of this Agreement.

[Signatures on next page]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as set forth below.

I hereby subscribe to purchase the principal amount of $____________ of Notes (in principal amount of $1,000.00 or multiples of $1,000.00) in accordance with the terms of this Agreement.

____
Investor (print name)

By: ______________________________

____
(Print Name and Title of person signing, if the Investor is an entity)

____
Address

____
E-mail Address

____

____
Telephone Number / Facsimile Number

Executed and acknowledged by the Investor as of the _____ day of ________________ 2004.

HOW TO COMPLETE THE SUBSCRIPTION AGREEMENT:

1. **The Investor shall complete Section2, Sections 3(c), (e), and (i), and the information above;**

2. **Sign the Subscription Agreement where indicated above; and**

3. **Send the signed and completed Subscription Agreement, together with a check made payable to [the Escrow Agent] for the full amount of the subscription, to**

   [Escrow Agent: Name and address]

****

The foregoing subscription for the principal amount of $____________ of Notes is hereby accepted as of the _______ day of _______________ 2004.

Mariposa Funding LLC

By:______________________________
Brandon C. Moore,
Manager, duly authorized

Exhibit 10

INDEPENDENT AUDITORS' CONSENT

We consent to the use in this Form 1-A of Mariposa Funding LLC (the "Company") of our report dated January 5, 2004. We also consent to the use of our name under the heading "Tax Advisor" in the Form 1-A.

January 5, 2004

Aronson & Company
Certified Public Accountants

Exhibit 11

Law Offices of

KOLTUN & KING, P.C.

1146 19th Street, N.W., Suite 250
Washington, D.C. 20036

Lawrence W. Koltun+
Susan J. King*
Paul D. Economon * ‡

Telephone: (202) 331-0123
Facsimile: (202) 466-5011
E-Mail: lkoltun@koltunlaw.com

+Also admitted in MD and LA
* Also admitted in VA
‡ Of Counsel

February 3, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re: **Mariposa Funding LLC**
Offering Statement on Form 1-A
File No. 24-10071

Dear Sir/Madam:

We are counsel to Mariposa Funding LLC (the "Company"), a limited liability company organized under the Virginia Limited Liability Company Act (the "LLC Act").

We refer to the filing by the Company of an Offering Statement ("Offering Statement") on Form 1-A under the Securities Act of 1933, as amended, regarding the sale of up to $5,000,000 principal amount of 7% convertible, redeemable promissory notes (the "Notes"), issuable by the Company as described in the Offering Statement.

We have examined the Company's Articles of Organization, its Operating Agreement, the Written Consent of the Sole Manager of the Company, and the Written Consent of the Members of the Company in respect of the issuance of the Notes, and original, reproduced or certified copies of such records of the Company and such agreements, certificates of public officials, certificates of officers and representatives of the Company and others, and such other documents, papers, statutes and authorities as we deem necessary to form the basis of the opinion hereinafter expressed. In such examination, we have assumed the genuineness of all signatures and the conformity to original documents of all documents supplied to us as copies. As to various questions of fact material to such opinions, we have relied upon the records of the Company and upon statements and certificates of officers and representatives of the Company and others.

Based on the foregoing, we are of the opinion that:

1. the Notes, when issued as described in the Offering Statement, will be binding obligations of the Company; and

2. the units of the Company's limited liability company interests (the "Units"), when issued upon conversion of the Notes, will be legally issued by the Company as fully paid and non-assessable.

For the purposes of this opinion, "legally issued" means that the Units have been issued in accordance with the provisions of the LLC Act and the Company's Operating Agreement.

We hereby consent to the filing of a copy of this Opinion as an exhibit to Part III of Form 1-A.

Yours truly,

Koltun & King, P.C.

Exhibit 12